Filed Pursuant to Rule 424(B)(5)
Registration No. 333-161400

PROSPECTUS SUPPLEMENT

(To Prospectus Dated November 10, 2009)

$10,200,000

Comverge, Inc.

Common Stock

Pursuant to this prospectus supplement and the accompanying prospectus, Comverge, Inc. is offering up to $10,200,000 of its common stock, par value $0.001 per share, to Aspire Capital Fund, LLC under a Common Stock Purchase Agreement entered into on November 29, 2011.

The shares offered include (i) 144,927 shares of common stock to be issued to Aspire Capital Fund, LLC in consideration for entering into the Common Stock Purchase Agreement and (ii) additional shares of common stock with an aggregate offering price of up to $10,000,000 which may be sold from time to time to Aspire Capital Fund, LLC until November 29, 2013. The purchase price for the additional shares of stock will be based upon one of two formulas set forth in the Common Stock Purchase Agreement, depending on the type of purchase notice we present to Aspire Capital. The purchase price for the additional shares of stock sold pursuant to a regular purchase notice will be the lower of (i) the lowest sale price on the date of sale or (ii) the arithmetic average of the three lowest closing sale prices for our common stock during the 12 consecutive business days ending on the business day immediately preceding the purchase date of such shares. The purchase price for the additional shares of stock sold pursuant to a volume-weighted average price purchase notice will be the lower of (a) the closing sale price of our common stock on the purchase date, or (b) 95% of the volume-weighted average price for our common stock traded on the Nasdaq Global Market on the purchase date (or, if trading volume exceeds a certain limit as specified in the Common Stock Purchase Agreement, the purchase price will be 95% of the volume weighted average price for the trading volume up to such limit).

Our common stock is listed on the Nasdaq Global Market under the symbol “COMV.” The last reported sale price of our common stock as reported on the Nasdaq Global Market on November 28, 2011 was $1.37 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-9 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 1, 2011.

Prospectus Supplement

Prospectus

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ABOUT THIS PROSPECTUS SUPPLEMENT

You should carefully read this entire prospectus supplement and the accompanying base prospectus, including the section entitled “Risk Factors” incorporated by reference in this prospectus supplement and in the accompanying base prospectus and the financial statements and the other information that we incorporated by reference in the accompanying base prospectus, before making an investment decision.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement or the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this common stock offering. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference as of the date of this prospectus supplement, on the other hand, the information in this prospectus supplement shall control.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus that we authorize. We have not authorized anyone to provide you with additional, different or inconsistent information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement or the accompanying prospectus is accurate only as of the date on the front cover of this prospectus supplement or the accompanying prospectus, as the case may be, and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of any contract or other document are not complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement of which the accompanying prospectus constitutes a part or to a document incorporated or deemed to be incorporated by reference in the registration statement. Each of any such statements is qualified in all respects by this reference.

To the extent that any statement that we make in this prospectus supplement is inconsistent with statements made in the accompanying base prospectus, the statements made in this prospectus supplement modify or supersede those made in the accompanying base prospectus. You should read both this prospectus supplement and the accompanying base prospectus together with additional information described under the heading entitled “Where You Can Find More Information,” which are collectively referred to herein as “this prospectus.”

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SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that may be important to you. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including our financial statements and related notes, in their entirety before making an investment decision. You should carefully consider, among other things, the matters described in “Risk Factors” beginning on page S-9 of this prospectus supplement to determine whether an investment in our common stock is appropriate for you.

In this prospectus supplement, unless otherwise specified or the context otherwise requires, “Comverge,” “we,” “us” and “our” refer to Comverge, Inc. and its predecessors and subsidiaries.

Comverge, Inc.

Business Overview

We are a leading provider of intelligent energy management, or IEM, solutions that empower utilities, commercial and industrial customers, and residential consumers to use energy in a more effective and efficient manner. IEM solutions build upon demand response, enabling two-way communication between providers and consumers, giving all customer classes the insight and control needed to optimize energy usage and meet peak demand. Beyond reducing the energy load, this new approach reduces cost for the utility or grid operator, integrates other systems and allows for the informed decision-making that will power the smart grid.

We provide our IEM solutions through our two reportable segments: the Residential Business segment and the Commercial & Industrial, or C&I, Business segment. The Residential Business segment sells IEM solutions to utility customers for use in programs with residential and small commercial end-use participants. These solutions include hardware, our IntelliSOURCE software and services, such as installation, participant marketing and program management. If the utility customer elects to own the IEM system, we refer to the program as a turnkey program. If we provide capacity through fully-outsourced programs, in which we typically own the underlying system, we refer to the program as a Virtual Peaking Capacity, or VPC, program. Our VPC programs are pay-for-performance in that we are only paid for capacity that we provide as determined by a measurement and verification process with our customers. The C&I Business segment provides IEM solutions to utilities and independent system operators that are managing programs or auctions for large C&I consumers. These solutions are delivered through the management of C&I megawatts in open markets and VPC programs as well as through the completion of energy efficiency projects.

The Comverge Solution

Our IEM solutions enable our electric utility industry customers and open market operators to address issues they confront on a daily basis, such as rising demand, decreasing supply, fluctuating commodity prices, reducing greenhouse gases and emerging mandates to use energy efficiency solutions to address these issues. Our IEM solutions yield the following benefits to our commercial and industrial customers, residential customers, electric utility industry customers and open market operators:

Improve the Developing Smart Grid Through Advanced, Multi-functioning Solution Sets. We offer our customers IEM solutions to match their needs for improving and advancing a smarter electrical grid. Our state-of-the-art IntelliSOURCE software system provides demand management functionality, enabling control of various end-use devices and systems, integration into the utility customer’s back office operational systems, and inter-operability with Advanced Metering Infrastructure (“AMI”). In conjunction with our software, our solution set includes multiple service offerings, including engineering and energy audits, project management, installation, customer acquisition marketing, and measurement and verification. These services allow our utility customers to tailor their programs to achieve better marketing penetration rates, lower installation costs, and real time verification of the functionality of their system. Our hardware products complete our solution set through offering technologically advanced functionality for various residential and C&I demand management devices. Through providing a solution to our customers’ issues, we are able to offer our own individual products and services, or integrate other companies’ products into our solutions, ultimately improving the developing smart grid.

Provide an Alternative to Building Expensive New Plants and Associated Transmission and Distribution Infrastructure. We have the ability to reduce our utility and grid operator customers’ capital expenditures and costs for electric transmission and distribution. Our solutions can be directly substituted for new power generation facilities that would otherwise be built to satisfy either peak periods of electricity demand or the expected increase in base load demand. Our IEM systems require significantly lower short-term capital expenditures than a natural gas-fired power plant, and our pay-for-performance capacity solutions often require little to no capital expenditures on the part of electric utilities. By avoiding the build-out of new generation, utilities can also avoid building the incremental new transmission and distribution assets needed to bring power from the location where it is generated to where it is consumed, thereby further reducing required capital expenditures.

Improve System Reliability and Operational Flexibility. Our IEM solutions also enhance the reliability of the electric grid by providing the ability to reduce power consumption in specific distribution areas during times of peak energy demand and emergency conditions, thereby relieving strain on the aging grid infrastructure. With our IEM solutions, our customers gain the benefit of more reliable infrastructure and lower operating costs associated with fewer emergency maintenance and customer care issues. In addition to improving system reliability, our targeted approach focuses on specific distribution areas which may also reduce or delay the need for new capital investment in transmission and distribution infrastructure. For example, once deployed, our VPC programs become operational, or ramp up, more rapidly than natural gas-fired power plants. Our VPC programs typically require less than five minutes to provide demand reduction. In addition, our technology enables devices to be controlled both individually and in clusters, thereby allowing those devices to be operated at the time and location (i.e. at a substation, circuit or feeder) required to manage localized constraints or emergency conditions.

Save Costs for Electricity Consumers. Certain of our IEM solutions enable residential, commercial and industrial consumers to receive time-of-use electricity price signals, thereby allowing them to match electricity use with the costs to purchase such electricity. Consumers who deploy our solutions can realize cost savings on their electric bills by using less energy, particularly during peak periods when prices are the highest, or shifting their usage to times when electricity is less expensive.

Conserve and Create a Positive Environmental Impact. Our IEM solutions allow electric utilities to reduce both peak and permanent load. Our demand management programs provide electric utilities with similar functionality to the peaking capacity typically provided by natural gas-fired power plants while also providing clean alternative energy. By reducing electricity demand during peak times, our demand management programs have the potential to displace older, inefficient peaking power plants and can reduce the operating time of intermediate plants. By substituting our programs for new natural gas-fired power generation facilities, utilities are able to conserve electricity and reduce greenhouse gases and pollutants.

Enable Electric Utilities to Meet Regulatory Mandates. Federal and state legislation over the past five years has stimulated the developing smart grid and has mandated that the Federal Energy Regulatory Commission and the Department of Energy provide detailed assessments and recommendations for demand response initiatives. We work closely with federal and state regulators and electric utilities to formulate and coordinate effective demand response solutions in light of these regulatory developments and mandates. This legislation also calls for advanced technologies for demand response, energy efficiency, smart metering, and distributed generation, including digital information capabilities to implement these technologies. This includes a smart grid policy using a national task-force, modernization through deployment of “smart” technologies, a new communications and an inter-operability framework, research and development, and removal of the barriers to smart grid roll-out. Federal grants and matching funds are being deployed to spur smart grid investments.

The Comverge Strategy

We intend to continue to grow and expand our position in the clean energy sector by pursuing the following strategic objectives:

Increase Market Penetration. We intend to further penetrate the clean energy sector by:

•	identifying the needs of and providing additional IEM solutions to new and existing customers;

•	securing additional long-term contracts as a growing proportion of our revenues;

•	effectively matching product innovations with the future needs of our customers, including AMI rollouts designed to migrate North America to a smart electricity grid; and

•

expanding both our sales force and the scope of our commercial and industrial demand response offerings, conservation, energy efficiency solutions and other clean energy alternatives throughout North America.

Expand the Market for our IEM Solutions. We intend to continue demonstrating the effectiveness of our capacity programs in order to secure additional long-term contracts with existing and future customers by:

•	marketing to and educating existing and prospective customers, consumer advocates, consultants and industry experts about the benefits of IEM solutions; and

•

working with utilities, state regulators and local, state and federal governmental agencies to explain the benefits of IEM solutions and obtain rate treatment similar to supply-side resources, such that electric utilities are allowed to earn a rate of return on the capital invested in demand response resources.

Develop New Distribution Channels Through Strategic Alliances. We are focused on expanding our current product strategic alliances and identifying new strategic relationships. We intend to leverage these relationships to achieve greater adoption of our products and services by, and bring new offerings to market for, our electric utility customers through bundled offerings.

Continue to be an Innovative Leader in our Markets. From 2001 to September 30, 2011, we invested approximately $23.6 million in research and development alone. We intend to continue such research and development, in addition to capturing operational and technical knowledge gained from the smart grid offerings. This will enable us to develop new and innovative solutions to better serve our existing electric utility customer base, large C&I customers, and to appeal to new customers. We believe that this continued investment strategy will allow us to realize new revenue opportunities and decrease our operating costs, thereby enabling us to remain competitive and to maintain our market position.

Pursue Targeted Strategic Opportunities. We intend to pursue strategic relationships and opportunities to strengthen our competitive position in the clean energy sector through domestic and international opportunities. This sector is comprised of a number of companies with niche offerings or customer relationships, which provide attractive opportunities, whether through acquisition, partnering, or joint alliances.

Recent Developments

Third Quarter 2011 Results. On November 9, 2011, we reported our results of operations for the quarter ended September 30, 2011. Our revenues were $48.6 million, compared to $51.7 million in the third quarter of

2010. The decrease in revenue is primarily related to $5.8 million in revenues from PJM capacity programs that were recognized in the second quarter of 2011, whereas all PJM capacity programs revenues were recognized in the third quarter of 2010.

Net loss for the quarter ended September 30, 2011 was $0.9 million, compared to $1.4 million in the third quarter of 2010. Diluted earnings per share were $(0.04) per basic and diluted share, compared to $(0.06) in the third quarter of 2010.

Payments from long-term contracts, which represent our estimate of total payments that we expect to receive under long-term agreements with our customers, were $541 million.

Corporate Information

We are a Delaware corporation with our principal executive offices located at 5390 Triangle Parkway, Suite 300, Norcross, Georgia 30092. Our telephone number at such address is (678) 392-4954, and our website is located at http://www.comverge.com. Our investor relations website is located at http://ir.comverge.com. Information contained on, or accessible through, our websites is not intended to be incorporated by reference in this prospectus supplement and the accompanying prospectus and you should not consider that information a part of this prospectus supplement and the accompanying prospectus.

Comverge owns the following trademarks in the United States: 6D, Apollo, Comverge, Coolibrium, Datapult, Enerwise, IntelliSUPPORT, IntelliPLAN, IntelliMEASURE, IntelliPEAK, IntelliMARKET, IntelliFOCUS, IntelliTEMP, IntelliCONNECT, kw Operation Kill-a-Watt, Maingate, Powerportal, Profit from Energy, Public Energy Solutions, Sixth Dimension, SuperStat, The Energy To Go Clean, The Energy To Be Clean, The Energy To Be Green, TheWattSpot, Virtual Peaking Capacity and Wattspot.

The Offering

On November 29, 2011, we entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $10.0 million of our shares of common stock (the “Purchase Shares”) from time to time over the term of the Purchase Agreement. As consideration for entering into the Purchase Agreement, we agreed to issue 144,927 shares of our common stock to Aspire Capital (the “Commitment Shares”).

We are filing this prospectus supplement with regard to the offering of $10.2 million of our common stock, which consists of (i) the Commitment Shares and (ii) the additional shares of our common stock having an aggregate offering price of up to $10.0 million that we may sell to Aspire Capital pursuant to the Purchase Agreement. Under the Purchase Agreement, we have the right but not the obligation to direct Aspire Capital to purchase up to 100,000 shares of common stock per business day at a purchase price calculated by reference to the prevailing market price of our common stock, provided that the aggregate amount of such purchase shall not exceed $500,000 per trading day, unless the Company and Aspire Capital mutually agree. We may mutually agree with Aspire Capital to increase the number of shares that can be sold per business day to as much as an additional 1,000,000 shares per business day.

On any business day on which the closing sale price of our common stock exceeds $1.00 per share, over the 24-month term of the Purchase Agreement, we have the right, in our sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”) directing Aspire Capital to purchase up to 100,000 Purchase Shares per business day; however, no sale pursuant to such Purchase Notice may exceed five hundred thousand dollars ($500,000) per business day, unless we and Aspire Capital mutually agree. We and Aspire Capital may mutually agree to increase the number of shares that may be sold per business day to as much as an additional 1,000,000 shares per business day. The purchase price per Purchase Share (the “Purchase Price”) is the lower of:

•	the lowest sale price for the common stock on the date of sale; or

•

the arithmetic average of the three lowest closing sale prices for the common stock during the 12 consecutive business days ending on the business day immediately preceding the purchase date of such Purchase Shares.

In addition, on any date on which we submit a Purchase Notice for at least 100,000 shares to Aspire Capital, we also have the right, in our sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase a number of shares of our common stock equal to a percentage (not to exceed 30%) of the aggregate number of our shares traded on The NASDAQ Global Market on the next business day (the “VWAP Purchase Date”). The VWAP Purchase Notice will also contain the number of shares Aspire Capital will be required to purchase. The purchase price per Purchase Share pursuant to such VWAP Purchase Notice (the “VWAP Purchase Price”) is the lower of:

•	the closing sale price of our common stock traded on The NASDAQ Global Market on the VWAP Purchase Date; or

•

95% of the volume-weighted average price for our common stock traded on The NASDAQ Global Market for the VWAP Purchase Date, subject to the VWAP Purchase Share Volume Maximum and the VWAP Minimum Price Threshold (both defined below).

There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement.

We did not pay any additional amounts to reimburse or otherwise compensate Aspire Capital in connection with the transaction. The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us.

As of the date hereof, there were 25,430,700 shares of our common stock outstanding (23,157,056 shares held by non-affiliates) excluding (i) the shares offered to Aspire Capital pursuant to this prospectus, (ii) 2,632,348 shares of common stock that we may issue upon exercise of outstanding options under our Amended and Restated 2006 Long-Term Incentive Plan (“2006 LTIP”) as of September 30, 2011, and (iii) 1,606,443 shares of common stock reserved for future grants under our 2006 LTIP as of September 30, 2011. If all of $10.2 million of our common stock offered hereby were issued and outstanding as of the date hereof, 7,444,197, shares would be issued under the Purchase Agreement (assuming the issuance of the Commitment Shares and a purchase price of $1.37 per share, the most recent closing price of our common stock, for all additional Purchase Shares) and would represent approximately 22.6% of the total common stock outstanding (24.3% of the non-affiliate shares of common stock outstanding) as of the date hereof. However, unless approved by the stockholders, the number of shares that may be issued and sold under the Purchase Agreement is limited to 5,083,596 shares, or 19.99% of the total common stock outstanding as of the date of the Purchase Agreement, and we currently do not intend to seek such stockholder approval. The number of shares of our common stock ultimately offered for sale to Aspire Capital is dependent upon the number of shares we elect to sell to Aspire Capital under the Purchase Agreement.

Summary Selected Historical Consolidated Financial Data

The following tables set forth our summary selected historical consolidated financial data for the periods indicated. The summary statement of operations data for the years ended December 31, 2010, 2009 and 2008 and the summary balance sheet data as of December 31, 2010 and 2009 are derived from, and should be read together with, our audited financial statements and related notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which is incorporated by reference into this prospectus supplement.

The summary statement of operations data for the nine months ended September 30, 2011 and 2010 and the summary balance sheet data as of September 30, 2011 are derived from, and should be read together with, our unaudited financial statements and related notes thereto included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, which is incorporated by reference into this prospectus supplement. The unaudited financial data includes, in our opinion, all adjustments that are necessary for a fair statement of our financial position and results of operations for these periods. Our operating results for the nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 2011 or for any future period.

The information presented below should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the unaudited financial statements and related notes thereto in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, all of which are incorporated by reference into this prospectus supplement. See “Incorporation by Reference.”

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2009	2008	2011	2010
	(in thousands, except per share data)
Statement of Operations Data:
Total revenue	$119,389	$98,844	$77,238	$99,683	$82,163
Total cost of revenue	74,538	65,648	43,335	63,981	55,872

Gross profit	44,851	33,196	33,903	35,702	26,291
Operating expenses
General and administrative expenses	39,362	37,781	34,463	31,803	27,808
Marketing and selling expenses	18,031	17,737	15,738	15,395	13,478
Research and development expenses	6,279	4,878	1,137	3,317	4,572
Amortization of intangible assets	2,144	2,209	2,439	579	1,608
Impairment charges	9,871	—	75,432	—	—

Operating loss	(30,836)	(29,409)	(95,306)	(15,392)	(21,175)
Interest and other expense (income), net	854	2,038	(299)	2,264	567

Loss before income taxes	(31,690)	(31,447)	(95,007)	(17,656)	(21,742)
Provision (benefit) for income taxes	(339)	219	(901)	51	170

Net loss	$(31,351)	$(31,666)	$(94,106)	$(17,707)	$(21,912)

Net loss per share
Basic and diluted	$(1.27)	$(1.45)	$(4.45)	$(0.71)	$(0.89)

	As of December 31,		As of September 30, 2011
	2010	2009
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and marketable securities	$35,592	$50,478	$25,505
Goodwill and intangible assets	4,315	16,958	4,069
Total assets	114,157	120,897	113,462
Total long-term liabilities	25,486	13,867	26,080
Total Shareholders’ equity	46,058	74,044	31,121

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus. The risks described below are those that we believe are the material risks that we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you may lose a part or all of your investment.

Risks Related to Our Business

We have incurred annual net losses since our inception, and we may continue to incur annual net losses in the future.

Our annual net loss for the years ended December 31, 2010, 2009 and 2008 was $31.4 million, $31.7 million and $94.1 million, respectively. Our accumulated deficit from inception through December 31, 2010, was $215.9 million. Initially, our net losses were driven principally by start-up costs and the costs of developing our technology. More recently, our net losses have been driven principally by our energy efficiency business, marketing, operating and depreciation expenses as well as impairment charges. To grow our revenues and customer base, we plan to continue emphasizing the expansion and development of our capacity programs, which will include increased marketing and operating expenses. In the short-term, our success in operating our capacity contracts will have a negative effect on earnings because of the consumer acquisition costs we incur during the installation phase of the contract. These increased costs may cause us to incur net losses in the foreseeable future, and there can be no assurance that we will be able to grow our revenues and expand our client base to become profitable. Furthermore, these expenses are not the only factors that may contribute to our net losses. For example, interest expense on our currently outstanding debt and any debt we incur in the future will contribute to our net losses. As a result, even if we significantly reduce our marketing or operating expenses, we may continue to incur net losses in the future.

We may not receive the payments anticipated by our long-term contracts and recognize revenues or the anticipated margins from our backlog or expected business, and comparisons of period-to-period estimates are not necessarily meaningful and may not be indicative of actual payments.

Payments from long-term contracts represent our estimate of the total payments that our contracts allow us to receive over the course of the contract term. Our estimated payments from these long-term contracts are based on a number of assumptions. The expectations regarding our annual and multi-year contracts include assumptions relating to purchase orders received, contractual anticipated order volumes and purchase orders that we expect to receive under a contract if it is extended based on amounts and timing of historical purchases. We also assume that we will be able to meet our obligations under these contracts on a timely basis. The expectations regarding the build-out of our turn-key and capacity contracts are based on our experience to date in building out the load management systems as well as future expectations for continuing to enroll participants in each contract’s service territory. In some instances, we may not build out at the anticipated rate due to, among other things, enrollment rates varying from our expectations. We have also included assumptions for how we believe the programs will perform during the measurement and verification tests. If we are not able to meet this build-out schedule, we have higher than expected withdrawal by consumers from our programs or if the measurement and verification results are lower than expected, we may not be able to receive the full amount of estimated payments from long-term contracts. While we have historically recorded a $0.3 million penalty per megawatt in liquidated damages for each megawatt that we believed we would not fulfill for our energy efficiency contracts, we have not reduced our anticipated payments from long-term contracts for any penalties. As of September 30, 2011, we anticipated a potential payment of $0.3 million in liquidated damages for our energy efficiency contracts based on our build-out rate for the 2011 program year. We have also assumed that no contracts will be terminated for convenience or other reasons by our customers and that the rate of replacement of participant terminations under our capacity contracts will remain consistent with our historical average. Changes in our estimates or any of these assumptions, the number of load control devices installed, changes in our measurement and verification test results and payments, contracts being rescheduled, canceled or renewed, disputes as to actual capacity provided, or new contracts being signed before existing contracts are completed, and other factors, may result in actual payments from long-term contracts being significantly lower than estimated payments from long-term contracts. A comparison of estimated payments from long-term contracts from period to period is not necessarily meaningful and may not be indicative of actual payments. In addition, our estimated payments from long-term contracts may not as the timing of payment and revenue recognition may vary period to period.

Our backlog represents our estimate of revenues from commitments, including purchase orders and long-term contracts, that we expect to recognize over the course of the next 12 months. The inaccuracy of any of our estimates and other factors may result in actual results being significantly lower than estimated under our reported backlog. Material delays, market conditions, cancellations or payment defaults could materially affect our financial condition, results of operation and cash flow. Accordingly, a comparison of backlog from period to period is not necessarily meaningful and may not be indicative of actual revenues. As of September 30, 2011, we had contractual backlog of $123 million through September 30, 2012.

Our loan and security agreements contain financial and operating restrictions that may limit our access to credit. If we fail to comply with covenants in our loan and security agreements, we may be required to repay our indebtedness thereunder, which may have an adverse effect on our liquidity and our business.

Our loan and security agreements contain covenants that may limit our ability to operate our business, invest, sell assets, create liens or make distributions or other payments to our investors and creditors. All of these restrictions may limit our ability to take advantage of potential business opportunities as they arise. For instance, provisions in our loan and security agreements with SVB and PFG impose restrictions on our ability to, among other things: incur more debt; pay dividends and make distributions; make certain investments; redeem or repurchase capital stock; create liens; enter into transactions with affiliates; and merge or consolidate.

For example, under our SVB loan and security agreement, our borrowing availability is subject to a monthly borrowing base calculation based upon our unrestricted cash balances maintained at SVB and accounts receivable balances. An essential component of the borrowing base calculation is a requirement to maintain a minimum cash balance at all times of at least $20 million. We had aggregate available borrowing capacity under our SVB loan agreement of $4.0 million as of September 30, 2011; however, to the extent that we do not maintain at least $20 million of unrestricted cash at all times, then this additional capacity is not available to us and could cause other potential defaults in our borrowing arrangements such that all outstanding debt could become due. Even with our anticipated revenue growth, it is possible that the Company’s cash may fall below $20 million. Should the Company’s unrestricted cash balance fall below $20 million and the Company’s borrowing capacity be consequently reduced, any amounts the Company owes to SVB in excess of the Company’s reduced borrowing capacity will become immediately due and payable under our SVB loan agreement. Our ability to maintain the requisite minimum cash balance is directly dependent on our ability to manage our cash expenditures, add new sources of revenue, and/or obtain additional capitalization. There can be no guarantee that we will be successful in these endeavors. While a failure to maintain the minimum cash balance is not an event of default or breach of any covenant under the SVB loan agreement, a reduction in our cash balance below the required minimum threshold would affect our borrowing base capacity and may result in our inability to borrow, obtain sufficient funds, refinance or restructure the loan and security agreement. Under such circumstances, this could have a material adverse impact on our liquidity, financial position and results of operations.

Our failure to meet various covenants and financial tests contained in our loan and security agreements could have a material adverse effect on our financial condition.

The SVB and PFG loan agreements contain customary covenants, including covenants which require us to meet specified financial ratios and financial tests. The Company met the covenant requirements for the period ended September 30, 2011; however, management believes it is possible that the Company will not meet the covenant requirements during the fourth quarter of 2011 if additional capitalization of the Company is not achieved. Our failure to comply with these covenants may result in the declaration of an event of default and cause us to be unable to borrow under our loan and security agreements with SVB and PFG. In addition to preventing additional borrowings under these agreements, an event of default, if not cured or waived, may result in the acceleration of the maturity of indebtedness outstanding under these agreements, which would require us to repay all amounts outstanding. Further, any payment of such immediately due and payable obligations under the SVB loan agreement may cause us to breach certain financial covenants of the SVB and PFG loan agreements. Any such breach of financial covenants would constitute an event of default under such agreements, enabling SVB or PFG to exercise their remedies under their respective agreements, including acceleration of all amounts due thereunder. If an event of default occurs, we may not be able to cure it within any applicable cure period, if at all. Further, an event of default under our PFG agreement contractually qualifies as an event of default under our SVB agreement. The PFG agreement also sets forth certain quarterly revenue targets. If the revenue targets are not maintained, PFG has the right, but not the obligation, to begin requiring quarterly repayments of the loan balance over the remaining term of the loan. Such payments would be front-loaded, such that 45% of the loan balance would be due over the first twelve months after the PFG’s election. If PFG exercises its Amortization Right (as defined in the loan agreement) and we subsequently comply with succeeding measurements periods, we may prospectively cease monthly amortization of the loan, provided however, PFG may again exercise its Amortization Right under the loan agreement if we fail to meet future minimum revenue targets. Our ability to meet the revenue targets is dependent on us securing new customers. There can be no guarantee that we will be able to add customers and the related additional revenue sufficient to meet the revenue targets. If the maturity of our indebtedness is accelerated, we may not have sufficient funds available for repayment or we may not have the ability to borrow or obtain sufficient funds to replace the accelerated indebtedness on terms acceptable to us or at all.

As such, we cannot assure that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding loan and security agreements either upon an event of default, upon maturity or if accelerated, or that we would be able to refinance or restructure the payments on those agreements. Upon a default, our lenders would have the right to exercise its rights and remedies to collect, which would include foreclosing on our assets. Accordingly, a default would have a material adverse effect on our business, liquidity, financial position and results of operations, and, if our lenders exercise their rights and remedies, we would likely be forced to seek bankruptcy protection.

We operate in highly competitive markets; if we are unable to compete successfully, we could lose market share, revenues and profit.

We face strong competition from traditional IEM and clean energy providers, both larger and smaller than us, from advanced metering infrastructure equipment and from energy service providers. In addition, we may face competition from large internet and/or software based companies. Advanced metering infrastructure systems generally include advanced meter reading with a demand response component, including a communications infrastructure. Energy service providers typically provide expertise to utilities and end-use consumers relating to energy audits, demand reduction or energy efficiency measures. We also compete against traditional supply-side resources such as natural gas-fired power plants and independent power producers. In addition, some providers of advanced meter reading products may add demand response products or energy services to their existing business, and other such providers may elect to add similar offerings in the future. Further, energy service providers may add their own demand response solutions, which could decrease our base of potential customers and could decrease our revenues and profitability.

Certain energy service and advanced metering infrastructure providers are substantially larger and better capitalized than we are and these providers have the ability to combine (1) advanced meter reading or commodity sales and (2) demand response products into an integrated offering to a large existing customer base. Because many of our target customers already purchase either advanced meter reading, energy efficiency products or services, demand response products or services, or commodities from one or more of our competitors, our success depends on our ability to attract target customers away from their existing providers or to partner with one or more of these entities to distribute our products. In addition, the target market for our capacity programs has been composed largely of “early adopters,” or customers who have sought out new technologies and services. Because the number of early adopters is limited, our continued growth will depend on our success in marketing and selling our capacity programs to mainstream customers in our target markets. Larger competitors could focus their substantial financial resources to develop a competing business model that may be more attractive to potential customers than what we offer. Competitors who also provide advanced metering infrastructure, energy services or commodities may offer such services at prices below cost or even for free in order to improve their competitive positions. In addition, because of the other services that our competitors provide, they may choose to offer IEM services as part of a bundle that includes other products, such as residential advanced meter reading and automated invoicing, which we do not offer. Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete and reduce our market share and revenues.

Some of our strategic alliances are not exclusive, and accordingly, the companies with whom we have strategic alliances may in the future elect to compete with us by developing and selling competing products and services. In addition, these companies have similar, and often more established, relationships with our customers, and may recommend other products and services to their customers instead of our products and services.

The significant competition in our industry has resulted in increasingly aggressive pricing, and we anticipate that prices may continue to decrease. We believe that in some instances our prices are currently higher than those of our competitors for similar solutions. Users of our solutions may switch to another clean energy provider based on price, particularly if they perceive the quality of our competitors’ products to be equal to or better than that of our products. Continued price decreases by our competitors could result in a loss of customers or a decrease in the growth of our business, or it may require us to lower our prices to remain competitive, which would result in reduced revenues and lower profit margins and may adversely affect our results of operations and financial position and delay or prevent our future profitability.

Failure to provide quality products and services, including third party suppliers manufacturing quality products and third-party installers’ properly installing our products, could cause malfunctions of our products, potential recalls or replacements or delays in the delivery of our products or services, which could damage our reputation, cause us to lose customers and negatively impact our revenues and growth.

Our success depends on our ability to provide quality products and reliable services in a timely manner, which in part depends on the proper functioning of facilities and equipment owned, operated and/or manufactured by third parties upon which we depend. For example, our reliance on third parties includes:

•	utilizing components that they manufacture in our products;

•	utilizing products that they manufacture for our various capacity programs;

•	outsourcing cellular and paging wireless communications that are used to execute instructions to our devices under our VPC programs and clients in open market programs;

•	outsourcing certain installation, maintenance, data collection and call center operations to third-party providers; and

•	buying capacity from third parties who have contracted with electricity consumers to participate in our VPC programs.

Because we are wholly dependent upon third parties for the manufacture and supply of certain products, the event of a significant interruption in the manufacturing or delivery of our products by these vendors or in defects from the manufacturers, could result in our being required to expend considerable time, effort and expense to establish alternate production lines at other facilities and our operations could be materially disrupted, which could cause us to not meet production deadlines and lose customers. In addition, our contracts often provide that we install products in the end-users’ facilities or premises using Comverge employees or third party installers. To the extent such installations are faulty or inadequate, considerable time, effort and expense may be incurred to remedy the situation and restore customer satisfaction. Any delays, malfunctions, inefficiencies or interruptions in these products, services or operations could adversely affect the reliability or operation of our products or services, which could cause us to experience difficulty retaining current customers and attracting new customers. In addition, our brand, reputation and growth could be negatively impacted. For example, in August, 2010, we were notified by the supplier of our thermostats, White-Rodgers, that White-Rodgers had filed with the Consumer Product Safety Commission (the “CPSC”) to address a product issue with the thermostats that White-Rodgers had shipped to Comverge. White-Rodgers reported to the CPSC that it was aware of incidents of battery leakage in the model of thermostat sold to Comverge, in which battery leakage led to an overheating of the device. We are not aware of any reports of personal injury associated with these incidents, but are aware of claims for minor property damage. White-Rodgers informed us that in the event of battery leakage, electrolyte can contact the printed circuit board, which may result in the circuit board overheating. White-Rodgers has not conceded that the thermostats contain a defect or pose a substantial product hazard, but has nevertheless voluntarily proposed a corrective action plan that was approved by the CPSC in January 2011 to address thermostats in inventory and thermostats installed in the field. White-Rodgers has stated that it will cover reasonable costs associated with implementing the corrective action. Comverge is not aware of any information suggesting that Comverge’s communication module in these thermostats is related to the reported incidents. This corrective action by White-Rodgers could impact our current and future utility residential demand response business, including but not limited to continued business and installations in 2011. In relation to the White-Rodgers thermostat issue, Comverge is involved in litigation and disputes to address certain customers’ complaints relating to the White-Rodgers thermostat issue. For further information on lawsuits relating to the thermostat issue, see “Part II, Item 1—Legal Proceedings” contained in this Quarterly Report on Form 10-Q.

We will require significant capital to pursue our growth strategy, but we may not be able to obtain additional financing on acceptable terms or at all.

For the last several years, we have financed our operations and capital expenditures through the sale of our securities and by borrowing money. Our ability to obtain additional financing will be subject to a number of factors, including the development of the market for IEM solutions, commercial acceptance of our products, our operating performance, the terms of our existing indebtedness and the credit and capital markets. We have a right to sell up to a maximum of 100,000 shares per day under our Purchase Agreement with Aspire Capital, which total may be increased by mutual agreement up to an additional 1,000,000 shares per day up to an aggregate maximum of $10 million. The extent to which we rely on Aspire Capital as a source of funding will depend on a number of factors, including the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. The Purchase Agreement provides that we only may sell shares of our common stock to Aspire Capital on business days on which the closing sale price of our common stock equals or exceeds $1.00.

The growth of our business will depend on significant amounts of capital for marketing and product development of our IEM solutions, including intelligent hardware and software. In addition, we will consider both international expansion and strategic acquisitions of complementary businesses or technologies to grow our business, which could require significant capital and could increase our capital expenditures related to future operation of the acquired business or technology. If we raise additional funds through the sale of equity or convertible debt securities, the ownership percentage of our then existing shareholders will be reduced and the percentage of our outstanding common stock to which our convertible securities and our senior unsecured notes are convertible will be reduced. In addition, any such transaction may dilute the value of our common stock and other debt or equity securities. We may have to issue securities that have rights, preferences and privileges senior to our common stock. The terms of any additional indebtedness may include restrictive financial and operating covenants that would limit our ability to compete and expand or limit our flexibility in paying our indebtedness.

We may not be able to obtain additional capital on acceptable terms or at all. Because of our losses, we do not fit traditional credit lending criteria, which, in particular, could make it difficult for us to obtain loans or to access the capital markets. Moreover, our loan and security agreements contain restrictions on our ability to incur additional indebtedness, which, if not waived, could prevent us from obtaining needed capital. There can be no assurance that we will be able to obtain such financing and a failure to obtain additional financing when needed could adversely affect our ability to maintain and grow our business.

Any restructuring activities that we may undertake, including our recently announced expense reduction initiative, may not achieve the benefits anticipated and could result in additional unanticipated costs, which could have a material adverse effect on our business, financial condition, cash flows or results of operations.

We regularly evaluate our existing operations, anticipated customer demand and business efficiencies and, as a result of such evaluations, we may undertake restructuring activities within our businesses, including our recently announced expense reduction initiative. These restructuring plans may involve higher costs or longer timetables than we anticipate and could result in substantial costs related to severance and other employee-related matters, litigation risks and expenses and other costs. These restructuring activities may not result in improvements in future financial performance. If we are unable to realize the benefits of any restructuring activities or appropriately structure our businesses to meet market conditions, the restructuring activities could have a material adverse effect on our business, financial condition, cash flows or results of operations.

We rely on certain components and products from a single supplier or a limited number of suppliers.

We rely on third party suppliers to manufacture and supply certain products for our various capacity programs. In addition, some of the components necessary for our products are currently provided to us by a single supplier, including certain thermostats used in our utility residential demand response business, and we generally do not maintain large volumes of inventory. Our reliance on these third parties involves a number of risks, including, among other things, the risk that:

•	we may not be able to control the quality and cost of these products or respond to unanticipated changes and increases in demand;

•	we may lose access to critical services and components, resulting in an interruption in the delivery of products or services to our customers; and

•	we may not be able to find new or alternative components for our use or reconfigure our products in a timely manner if the components necessary for our products become unavailable.

If any of these risks materialize, it could significantly increase our costs and adversely affect the reliability or operation of our products or services. Lead times for materials and components ordered by us vary and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. If these manufacturers or suppliers stop providing us with the components or services necessary for the operation of our business, we may not be able to identify alternate sources in a timely fashion. Any transition to alternate manufacturers or suppliers would likely result in increased expenses and operational delays, and we may not be able to enter into agreements with new manufacturers or suppliers in a timely manner or on commercially reasonable terms. Any disruptions in product flow may harm our ability to generate revenue, lead to customer dissatisfaction, damage our reputation and result in additional costs.

We depend on the electric utility industry and associated power pool markets for revenues, and as a result, our operating results have experienced, and may continue to experience, significant variability due to volatility in electric utility capital spending or the open market programs, and other factors affecting the electric utility industry.

We derive substantially all of our revenues from the sale of solutions, products and services, directly or indirectly, to the electric utility industry and open market programs. In relation to our electric utility customers, purchases of our solutions, products or services by electric utilities may be deferred or canceled as a result of many factors, including consolidation among electric utilities, changing governmental or grid operator regulations, weather conditions, rising interest rates, reduced electric utility spending and general economic downturns. In addition, a significant amount of revenue is dependent on long-term relationships with our utility customers, which are not always supported by long-term contracts. This revenue is particularly susceptible to variability based on changes in the spending patterns of our utility customers.

The open market programs in which we participate could be materially altered in ways that negatively affect our ability to participate and, in turn, decrease revenues. For example, these markets typically utilize short-term contracts and often have price volatility. Prices in these markets typically fall whenever capacity providers place excessive amounts of capacity for auction in these markets. If prices decline below the point at which customers who typically participate in these programs recognize a benefit from participating or if they decide to participate with another provider, we would no longer be able to enroll these customers, which could result in us recognizing lower than expected revenues.

We have experienced, and may in the future experience, significant variability in our revenues, on both an annual and a quarterly basis, as a result of these factors. Pronounced variability in the open markets or an extended period of reduction in spending by electric utilities could negatively impact our business and make it difficult for us to accurately forecast our future sales, which could lead to increased spending by us that is not matched with equivalent or better revenues.

A significant portion of our revenues are generated from contracts with a small number of customers, the postponement, modification or termination of which could significantly reduce our revenues.

Our revenues historically have been generated from a small number of customers. In 2010, 2009 and 2008, our top ten customers accounted for approximately 71%, 67% and 71% of our consolidated revenues, respectively. In 2010, two customers accounted for more than 10% of our revenues: PJM Interconnection LLC (28%) and Pepco Holdings Inc. (12%). In 2009, two customers accounted for more than 10% of our revenues: PJM Interconnection LLC (20%) and NV Energy (12%). In 2008, three customers accounted for more than 10% of our revenues: PJM Interconnection LLC (19%), Consolidated Edison Company of New York, Inc. (14%), and NV Energy (12%). Our capacity contracts are multi-year contracts that are subject to postponement, modification or termination by our utility customers. Such action by a customer with respect to one or more of our significant contracts would significantly reduce our revenues.

Our failure to meet product development and commercialization milestones may result in customer dissatisfaction, cancellation of existing customer orders or our failure to successfully compete in new markets.

In the past, we have not met all of our product development and commercialization milestones. For example, we were behind schedule in developing a next-generation demand response product for a major customer. This delay resulted in a deferral of sales and gross profit associated with contracted delivery schedules for our products. In addition, we are behind schedule in developing a next-generation load management product, resulting in a delay in the planned commercialization of this product.

We establish milestones to monitor our progress toward developing commercially feasible products or to meet contractual delivery requirements of our customers. In meeting these milestones, we often depend on third-party contractors in the U.S. and other countries for much of our hardware manufacturing and software development. Internal delays or delays by third-party contractors could cause us to miss product development or delivery deadlines. In addition, internal development delays could result in the loss of commercially available hardware and software products, as we are unable to rely on outside vendors to provide such products when contractual rights for the supply or license of such products expire. As an example, we are required to develop certain new products with certain milestones for our Pepco Holdings, Inc. agreement, announced on January 23, 2009. In addition, we are developing and enhancing our software platform, IntelliSOURCE. Delays in development schedules could negatively affect our business. We may not successfully achieve our milestones in the future, which could distract our employees, harm our relationships with our existing and potential customers, and result in canceled orders, deferred or lost revenues and/or margin compression and our inability to successfully compete in new markets.

The expiration of our capacity contracts without obtaining a renewal or replacement capacity contract, or finding another revenue source for the capacity our operating assets can provide, could materially affect our business.

Although we have entered into additional long-term contracts in different geographic regions and are regularly in discussions with our customers to extend our existing contracts or enter into new contracts with these existing customers, there can be no assurance that any of these contracts will be extended or that we will enter into new contracts on favorable terms. If these contracts are not extended or replaced, we would expect to enroll the capacity that we make available under such contracts in another demand response capacity program, although there is no assurance we would be able to do so. For example, our capacity contract agreement with NV Energy was not continued in 2011. NV Energy accounted for 4%, 12% and 12% of our total revenue in 2010, 2009 and 2008, respectively.

Regulatory or legislative rule changes made by major grid operators, state commissions, or FERC, could adversely impact our revenues.

We operate in a regulated market. Changes to rules, regulations, or laws may affect our business and anticipated revenues. During 2008, PJM Interconnection LLC, or PJM, announced a rule change for economic demand response programs in the PJM open market. The rule change reduced the price we receive under our economic or voluntary demand response programs for commercial and industrial consumers. Because such programs are voluntary, the lower price and operating rule changes in 2008 made it less compelling for our commercial and industrial consumers to participate in the demand response programs. We rely on our demand response programs to generate revenue and PJM or any other major grid operator may reduce incentives to consumers or make other economic rule changes in the future that would have a negative impact on our business. Rule changes relating to the capacity market at PJM expanding the availability of demand response resources outside of the summer months have been approved by the FERC, which could take effect three years from now. In addition, FERC is evaluating rule changes relating to measurement and verification of resources in PJM. While we do not anticipate any of the currently proposed changes would have a material negative effect on our financial statements, such changes will require additional administrative and operational requirements. Also, FERC has approved a rule change re-establishing pricing for demand response energy programs and the independent system operators and regional transmission organizations have filed, and are expected to continue to file, their plans for implementation in 2011. These rule changes are not clearly defined, and in turn, the effects any such rule changes could have on our revenues are unknown at this time; however, such rule changes have taken effect.

We could be required to make substantial refunds or pay damages to our customers if the actual amount of electric capacity we provide under our capacity programs is materially less than estimated or required under the applicable agreements.

We typically operate our capacity programs through long-term, fixed price contracts with our utility customers. Under our base load contracts, our utility customers make periodic payments based on verified load reduction after inspecting and confirming the capacity reduced through energy efficiency measures. While the base load is able to be permanently reduced once the energy efficiency devices are installed and verified, the utility often retains the right to conduct follow up inspections for subsequent years. If the energy consumer removes the installed devices, shuts down operations or vacates the physical premises, there is the potential that any subsequent inspection by our utility customer would result in a lower amount of base load reduced capacity than originally verified, which may consequently obligate us to pay a penalty. In addition, our base load contracts require building out a specified amount of capacity (megawatts) at pre-determined dates throughout the contract life. Due to our potential participants’ limited capital spending and increased competition in the marketplace, we are experiencing challenges in meeting certain contractual build-out milestones in a timely manner. If we fail to fulfill the required contracted capacity by the dates specified in our contracts, we would be obligated to pay penalties of up to $0.3 million per megawatt that we fail to obtain in 2011 and 2012. As of September 30, 2011, we have recorded potential liquidated damages for capacity fulfillment delays related to certain 2011 contractual milestones.

In the open market programs, which typically have a term of one to three years, we sell capacity that we obtain through our programs to independent system operators. The independent system operator makes periodic payments to us based on estimates of the amount of electric capacity that we expect to make available during the contract year. We refer to these payments as proxy payments and electric capacity on which proxy payments are made as estimated capacity. A contract year generally begins on June 1st and ends May 31st of the following year. We and the independent system operator analyze results of the metering data collected during the capacity events or test events to determine the capacity that was available during the actual event. Any discrepancy between our analysis of the metering data and the analysis from the independent system operator could result in lower than expected revenues or potential damages payable by us. In addition, the PJM open market program has amended rules which create potential penalties if the projected megawatts do not perform. To the extent PJM does not call an event, test events will be initiated before September 30 of each year to test the potential capacity. If we do not provide the required capacity during an event or test event, we may be subject to penalties. PJM has recently eliminated the Interruptible Load for Reliability (“ILR”) program effective 2012. Customers that currently participate as ILR resources must be moved into other open market programs by 2012 in order to avoid loss of revenue. This change also (i) requires additional capital support for both planned and new megawatts under the three-year Base Residual Auction and (ii) has increased the potential penalties for non-compliance. As a result of the elimination of the ILR program and the changing open market programs, we may incur significantly higher penalties in the future.

Under our VPC contracts, which typically have a term of five to ten years, our utility customers make periodic payments to us based on estimates of the amount of electric capacity we expect to make available to them during the contract year. We refer to these payments as proxy payments and electric capacity on which proxy payments are made as estimated capacity. During contract negotiations or the first contract year of a VPC program, estimated capacity is negotiated and established by the contract. A contract year generally begins at the end of the summer months, after a utility’s seasonal peak energy demand for electricity. We refer to this seasonal peak energy demand as the cooling season. For example, the cooling season for one of our VPC contracts runs from June 1st to September 30th and the contract year for this agreement begins on October 1st and ends on September 30th. We and our utility customers analyze results of measurement and verification tests that are performed during the cooling season of each contract year to statistically determine the capacity that was available to the utility during the cooling season. We refer to measured and verified capacity as our available capacity. Available capacity varies with the electricity demand of high-use energy equipment, such as central air conditioning compressors, at the time measurement and verification tests are conducted, which, in turn, depends on factors beyond our control such as fluctuations in temperature and humidity. Although our contracts often contain restrictions regarding the time of day and, in some cases, the day of the week the measurement and verification tests are performed, the actual time within the agreed testing period that the tests are performed is beyond our control. If the measurement and verification tests are performed during a period of generally lower electricity usage, then the capacity made available through our system could be lower than estimated capacity for the particular contract being tested. The correct operation of, and timely communication with, devices used to control equipment are also important factors that affect available capacity under our VPC contracts. Any difference between our available capacity and the estimated capacity on which proxy payments were previously made will result in either a refund payment from us to our utility customer or an additional payment to us by our customer. We refer to this process as the annual settlement. For the contract year 2010, we received approximately $0.1 million, in the aggregate, excluding the NV Energy program which expired in January 2011, as a result of the programs’ annual settlement. For 2009 and 2008, we paid $0.6 million and $0.2 million, respectively, as a result of the annual settlement.

Any refund payments that we may be required to make (1) as a result of a subsequent inspection or failure to meet initial minimum capacity under our base load contracts, (2) to the power pool under our auction contracts, or (3) pursuant to an annual settlement determination under our VPC contracts could be substantial and could adversely affect our liquidity and anticipate revenue projections. In addition, because measurement and verification test results for each VPC contract generally establishes estimated capacity on which proxy payments will be made for the following contract year, a downward adjustment in estimated capacity for a particular VPC contract would decrease the dollar amount of proxy payments for the following contract year and could significantly decrease our estimated backlog and estimated payments from long-term contracts. In addition, such adjustment could result in significant year-to-year variations in our quarterly and annual revenues.

Our ability to provide bid bonds, performance bonds or letters of credit is limited and could negatively affect our ability to bid on or enter into significant long-term agreements.

We are occasionally required to provide letters of credit, bid bonds or performance bonds to secure our performance under customer contracts or open market programs. Our ability to obtain such bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and external factors beyond our control, including the overall capacity of the surety market. Surety companies consider those factors in relation to the amount of our tangible net worth and other underwriting standards that may change from time to time. Events that affect surety markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. In addition, some of our customers also require collateral in the form of letters of credit to secure performance or to fund possible damages as the result of an event of default under our contracts with them. Our ability to obtain letters of credit under our loan and security agreement with SVB is limited to $30.0 million in the aggregate. As of September 30, 2011, we had $21.5 million of letters of credit outstanding from the facility. If we enter into significant long-term agreements or increase our bidding in certain open market power pools and either of which require the issuance of letters of credit, our liquidity could be negatively impacted. Our inability to obtain adequate bonding or letters of credit and, as a result, to bid or enter into significant long-term agreements, could have a material adverse effect on our future revenues and business prospects.

Changes in the availability and regulation of radio spectrum or paging providers limiting paging services may cause us to lose utility customers.

A significant number of our products use radio spectrum, which is subject to regulation in the United States by the Federal Communications Commission. Licenses for radio frequencies must be obtained and periodically renewed. Licenses granted to us or our customers may not be renewed on acceptable terms, if at all. The Federal Communications Commission may adopt changes to the rules for our licensed and unlicensed frequency bands that are incompatible with our business. These changes in frequency allocation may result in the termination of demand response programs by our utility customers or the replacement of our systems with ones owned by our competitors. This would erode our competitive advantage with respect to those utility customers and would force us to compete with other providers for their business. In addition, paging providers may discontinue providing paging services, which may result in no coverage or an increase in our cost in seeking alternative providers.

We may be subject to damaging and disruptive intellectual property litigation related to allegations that our products or services infringe on intellectual property held by others, which could result in the loss of use of the product or service.

Third-party patent applications and patents may be applicable to our products. As a result, third-parties have made and may in the future make infringement and other allegations that could subject us to intellectual property litigation relating to our products and services, which litigation is time-consuming and expensive, divert attention and resources away from our daily business, impede or prevent delivery of our products and services, and require us to pay significant royalties, licensing fees and damages. In addition, parties making infringement and other claims may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our services and could cause us to pay substantial damages. In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, or at all.

If we are unable to protect our intellectual property, our business and results of operations could be negatively affected.

Our ability to compete effectively depends in part upon the maintenance and protection of the intellectual property related to our capacity programs and the solutions, hardware, firmware and software that we have acquired or developed internally. Patent protection is unavailable for certain aspects of the technology that is important to our business. In addition, one or more of our pending patent applications may not be issued. To date, we have attempted to rely on copyright, trademark and trade secrecy laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our rights to this technology. However, we have not obtained confidentiality agreements from all of our customers and vendors, some of our licensing or confidentiality agreements are not in writing, and some customers are subject to laws and regulations that require them to disclose information that we would otherwise seek to keep confidential. Policing unauthorized use of our technology is difficult and expensive, as is enforcing our rights against unauthorized use. The steps that we have taken or may take may not prevent misappropriation of the technology on which we rely. In addition, effective protection may be unavailable or limited if we expand to other jurisdictions outside the United States, as the intellectual property laws of foreign countries sometimes offer less protection or have onerous filing requirements. Any litigation could be unsuccessful, cause us to incur substantial costs and divert resources away from our daily business.

We may not be able to maintain quality customer care during periods of growth or in connection with the addition of new and complex products or services, which could adversely affect our ability to acquire and retain utility customers and participants in our capacity programs.

In the past, during periods of growth, we have not been able to expand our customer care operations quickly enough to meet the needs of our increased customer base, and the quality of our customer care has suffered. As we add new and complex products and services or we undergo product issues with corrective actions, we will face challenges in increasing and training our customer care staff. If we are unable to hire, train and retain sufficient personnel to provide adequate customer care in a timely manner, we may experience customer dissatisfaction and increased participant terminations. The risk is enhanced through selling solution based systems, contingent upon our IntelliSOURCE software, as the software and potential integration are complex and often times outside of our control, such as in the instance and to the extent we are required to integrate with an AMI provider’s meter software.

Electric utility industry sales cycles can be lengthy and unpredictable and require significant employee time and financial resources with no assurances that we will realize revenues.

Sales cycles with our customers can generally be long and unpredictable. Our customers include electric utilities and large commercial and industrial energy consumers that generally have extended budgeting, procurement and regulatory approval processes. In addition, electric utilities tend to be risk averse and tend to follow industry trends rather than be the first to purchase new products or services, which can extend the lead time for or prevent acceptance of new products or services such as our capacity programs or advanced metering initiatives. Accordingly, our potential customers may take longer to reach a decision to purchase products. This extended sales process requires the dedication of significant time by our personnel and our use of significant financial resources, with no certainty of success or recovery of our related expenses. It is not unusual for an electric utility or commercial and industrial energy consumer to go through the entire sales process and not accept any proposal or quote. In addition, pilot test programs, which are often conducted and analyzed before a sale becomes final, generally result in operating losses to us due to the lack of scalability, start-up costs, development expenditures and other factors.

If we are unable to expand the distribution of our products through strategic alliances, we may not be able to grow our business.

Part of our ability to grow our business depends on our success in continuing to increase the number of customers we serve through a variety of strategic marketing alliances or channel partnerships with metering companies, communications providers, advanced meter reading providers, installation companies and other large multinational companies. Revenues from strategic alliances have not historically accounted for a significant portion of our total revenues, although we plan to increasingly rely on such alliances to grow our business in the future. We may not be able to maintain productive relationships with the companies with which we have strategic alliances, and we may not be able to establish similar relationships with additional companies on a timely and economic basis, if at all.

An increased rate of terminations of residential, commercial and industrial energy consumers, or the use of more efficient products by such consumers, who are enrolled in our VPC, open market, or turnkey programs, or who would enroll in such programs, would negatively impact our business by reducing our revenues and requiring us to spend more money to maintain and grow our participant base.

Our ability to provide electric capacity under our capacity contracts depends on the number of residential, commercial and industrial energy consumers who enroll and participate in our programs. The average annual rate of participant terminations for our residential VPC programs from inception through December 31, 2010 was approximately 7%. As a result, we will need to acquire new participants on an ongoing basis to maintain available capacity provided to our utility customers. In addition, to the extent existing or future participants install high efficiency air conditioning units which could minimize the effectiveness of our solution as to that participant, we may face lower measurement and verification results. If we are unable to recruit and retain participants for our capacity programs, we will face difficulties acquiring capacity to sell through such programs. Furthermore, the increased competition and the length of contracts for commercial and industrial capacity consumers may result in an increase of such consumers not re-enrolling when their contract ends or terminating their contract for a more lucrative offer, which could further restrict our ability to acquire capacity to sell into such programs. If participant termination rates increase, we will need to acquire more participants in order to maintain our revenues and more participants than estimated to grow our business. This loss of revenues resulting from participant terminations can be significant, and limiting terminations is an important factor in our ability to achieve future profitability. If we are unsuccessful in controlling participant terminations, we may be unable to acquire a sufficient number of new participants or we may incur significant costs to replace participants, which could cause our revenues to decrease, and we might not become profitable.

If we lose key personnel upon whom we are dependent, we may not be able to manage our operations and meet our strategic objectives.

Many key responsibilities of our business have been assigned to a relatively small number of individuals. Our future success depends to a considerable degree on the vision, skills, experience and effort of our senior management team, including R. Blake Young, our President and Chief Executive Officer; David Mathieson, our Executive Vice President and Chief Financial Officer; Steve Moffitt, our Executive Vice President and Chief Operating Officer; Arthur Vos IV, our Senior Vice President of Utility Sales and Chief Technology Officer; Matt Smith, our Senior Vice President, General Counsel and Secretary; and Teresa Naylor, our Senior Vice President of Human Resources. We do not maintain key-person insurance on any of these individuals. Any loss or interruption of the services of any of our key employees could significantly reduce our ability to effectively manage our operations and implement our strategy.

The success of our businesses depends in part on our ability to develop new products and services and increase the functionality of our current products.

From 2001 through September 30, 2011, we have invested over $23.6 million in research and development costs associated with our current products. From time to time, our customers have expressed a need for increased functionality in our products and software. In response, and as part of our strategy to enhance our solutions and grow our business, we plan to continue to make substantial investments in the research and development of new technologies. Our future success will depend in part on our ability to continue to design and manufacture new competitive products and software, to enhance our existing products and to provide new value-added services. Product development initiatives will require continued investment, and we may experience unforeseen problems in the performance of our technologies or products, including new technologies that we develop and deploy. Furthermore, we may not achieve market acceptance of our new products, solutions and software. For example, in the past we incurred significant costs to develop a specific product for large commercial and industrial customers that has found limited market acceptance. If we are unable to develop new products and services, or if the market does not accept such products and services, our business and results of operations will be adversely affected. In addition, if we are unable to maintain low costs for established products supplied under fixed fee contracts, our business and results of operations will be adversely affected.

We face risks related to potential expansion into international markets.

We may expand our addressable market by pursuing opportunities to provide IEM solutions in international markets. We have had little experience operating large programs in markets outside of the United States. Accordingly, new markets may require us to respond to new and unanticipated regulatory, marketing, sales and other challenges. There can be no assurance that we will be successful in responding to these and other challenges we may face as we enter and attempt to expand in international markets. International operations also entail a variety of other risks, including:

•	unexpected changes in legislative or regulatory requirements of foreign countries;

•	currency exchange fluctuations;

•	longer payment cycles and greater difficulty in accounts receivable collection; and

•	significant taxes or other burdens of complying with a variety of foreign laws.

International operations are also subject to general geopolitical risks, such as political, social and economic instability and changes in diplomatic and trade relations. One or more of these factors could adversely affect any international operations and result in lower revenue than we expect and could significantly affect our profitability.

If we have material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

There were no material weaknesses identified by management or our independent registered public accounting firm during the audit of our consolidated financial statements for the years ended December 31, 2010 and 2009. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. However, there is no assurance that we will not discover material weaknesses in internal controls in the future.

As part of our business strategy, we may pursue the acquisition of complementary businesses. To the extent we acquire a new business, we must integrate the accounting system for the business with our own, and we may experience challenges in our internal control over financial reporting as a result. Any such difficulty we encounter could increase the risk of a material weakness. The existence of one or more material weaknesses in any period would preclude a conclusion that we maintain effective internal control over financial reporting. Such conclusion would be required to be disclosed in our future Annual Reports on Form 10-K and may impact the accuracy and timing of our financial reporting.

Any internal or external security breaches involving our products could harm our reputation, and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products and cause us to lose customers.

Our customers use our products to compile and analyze sensitive and confidential information. The occurrence or perception of security breaches in our products or services could harm our reputation, financial condition and results of operations. In addition, we may come into contact with sensitive consumer information or data when we perform operational, support or maintenance functions for our utility customers. A failure to handle this information properly, or a compromise of our security systems that results in customer personal information being obtained by unauthorized persons could adversely affect our reputation with our customers and others, as well as our operations, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties. In addition, a security breach could require that we expend significant additional resources related to our information security systems and could result in a disruption of our operations. This risk is enhanced through the distribution of our new IntelliSOURCE software system and integration work with the utilities back office, as we anticipate our system and solutions will be utilized on a larger scale.

Current market developments may adversely affect our business, results of operations and access to capital.

Over the past few years, dramatic declines in the housing market, including increasing foreclosures have resulted in concern about the stability of the financial markets generally. Many lenders and institutional investors have continued to be criticized over their reluctance to provide funding. The resulting lack of available credit and lack of confidence in the financial markets could materially and adversely affect our results of operations and financial conditions and our access to capital. In particular, we may face the following risks in connection with these events:

•	continuing foreclosures in the housing market may cause a decline in participation in our demand response programs;

•	our ability to assess the creditworthiness of our customers may be impaired due to slow payment, receivership or bankruptcy of our customers; and

•

our ability to borrow, or our customer’s availability to borrow, from other financial institutions could be adversely affected by further disruptions in the capital markets or other events, including actions by credit rating agencies and investor expectations.

We face risks if we are unable to participate in the funding benefits of the Stimulus Bill.

On February 17, 2009, President Obama signed into law the American Reinvestment and Recovery Act of 2009, or the Stimulus Bill, in response to the financial crises affecting the U.S. economy. The Stimulus Bill provides for funding for various energy and electrical projects, including smart grid funding. While we anticipate positive benefits from the Stimulus Bill, to the extent our utility customers delay potential demand response programs to focus on other stimulus funded roll-outs or we are unable to benefit and/or our competitors benefit from this bill, our business may be adversely affected.

We may not be able to identify suitable acquisition candidates or complete acquisitions successfully, which may inhibit our rate of growth, and we may not be successful in integrating any acquired businesses and acquisitions that we complete which may expose us to a number of unanticipated operational or financial risks.

In addition to organic growth, we have pursued, and to the extent we continue to pursue, growth through the acquisition of companies or assets, we may enlarge our geographic markets, add experienced management and increase our product and service offerings. However, we may be unable to implement this growth strategy if we cannot identify suitable acquisition candidates or reach agreement on potential acquisitions on acceptable terms or for other reasons. Moreover, our acquisition efforts involve certain risks, including:

•	difficulty integrating operations and systems;

•	the potential for key personnel and customers of the acquired company terminating their relationships with the acquired company as a result of the acquisition;

•	additional financial and accounting challenges and complexities in areas such as tax planning and financial reporting;

•	additional risks and liabilities (including for environmental-related costs) as a result of our acquisitions, some of which we may not discover during our due diligence;

•	disruption of our ongoing business or insufficient management attention to our ongoing business; and

•	realizing cost savings or other financial benefits we anticipated.

The rapid growth of the clean energy sector may cause us to experience more competition for acquisition opportunities, which could result in higher valuations for acquisition candidates. As a result, we may be required to pay more for acquisitions we believe are beneficial, which could, in turn, require us to recognize additional goodwill in connection with such acquisitions. To the extent that any acquisition results in additional goodwill, it will reduce our tangible net worth, which might have an adverse effect on our credit. In addition, in the event that we issue shares of our common stock as part or all of the purchase price, an acquisition will dilute the ownership of our then-current stockholders. Once integrated, acquired operations may not achieve levels of revenues, synergies or productivity comparable to those achieved by our existing operations, or otherwise perform as expected. For example, we did not experience the anticipated revenue growth during 2010, 2009 and 2008 from our acquisitions of Enerwise and PES, which was due in part to PES not reaching its anticipated build-out and in part to the regulatory rule change in 2008 that affected Enerwise’s economic program in PJM. In addition, future acquisitions could result in the incurrence of additional indebtedness and other expenses. There can be no assurance that our acquisition strategy will not have a material adverse effect on our business, financial condition and results of operations.

Our business may become subject to modified or new government regulation, which may negatively impact our ability to market our products.

Our products and services are not subject to the majority of existing federal and state regulations in the U.S. governing the electric utility industry. However, our products and services are subject to government oversight and regulation under certain federal, state and local laws and ordinances, particularly relating to market participation and manipulation, communication requirements, building codes, public safety regulations pertaining to electrical connections and local and state licensing requirements. In the future, federal, state or local governmental entities or competitors may seek to change existing regulations, impose additional regulations or apply current regulations to cover our products and services. If any of these things occur, as applicable to our products or services, whether at the federal, state or local level, they may negatively impact the installation, servicing and marketing of our products and increase our costs and the price of our products and services. We are currently evaluating various state regulations regarding installation work for one of our programs. While we do not know the outcome of our evaluation or the potential for any state regulatory board to address such work, there is the potential that we could suffer a loss of significant installation revenue, if not all installation revenue, for this contract.

We are exposed to fluctuations in the market values of our portfolio investments and interest rates; impairment of our investments could harm our earnings.

We maintain an investment portfolio of various holdings, types, and maturities. These securities are generally classified as available-for-sale and, consequently, are recorded on our consolidated balance sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax. For information regarding the sensitivity of and risks associated with the market value of portfolio investments and interest rates, see “Item 3—Quantitative and Qualitative Disclosure About Market Risk” in this Quarterly Report on Form 10-Q.

We may be subject to information technology system failures, cyber security attacks, or network disruptions that could damage our reputation, business operations, energy usage, and financial conditions.

We enter into contracts that require our systems to be secure, as the nation’s energy infrastructure is critical to continued safety and business operations. Our products and services involve the (i) storage and transmission of customers’ proprietary information and (ii) the use, reduction, and movement of energy and capacity. Security breaches could expose us to a risk of loss of this information, unmanaged electrical usage or stoppage, litigation, and potential liability. Our security measures may be breached due to the actions of outside parties, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to our data or our customers’ data and could inappropriately affect electrical management. Additionally, outside parties may attempt to fraudulently induce employees or customers to disclose sensitive information in order to gain access to our data or our customers’ data. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the security of our products and services that could potentially have a material adverse effect on our business. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose customers.

We may be required to record a significant charge to earnings if our intangible assets become impaired.

We are required under generally accepted accounting principles to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization, and slower growth rates in our industry. During the years ended December 31, 2010 and 2008, we recorded significant charges to earnings in our consolidated financial statements as a result of our determination that certain goodwill and intangible assets were impaired. See “Item 8—Financial Statements and Supplementary Data, Note 7” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for discussion on the impairment charges. We will continue to evaluate our remaining intangible assets as required under generally accepted accounting principles and those results could adversely impact our results of operations in the future.

If we fail to hire and train additional personnel and improve our controls and procedures to respond to the growth of our business, the quality of our products and services could materially suffer and cause us to lose customers.

Our business and operations have expanded rapidly since our inception. For example, from January 2003 through September 30, 2011, the number of our employees increased more than 650%, growing from 70 to 546. To continue expanding our customer base effectively and to meet our growth objectives for the future, we are currently working to fill multiple positions within our company. In addition, we must continue to successfully train, motivate and retain our existing and future employees. In order to manage our expanding operations, we will also need to continue to improve our management, operational and financial controls and our reporting systems and procedures. All of these measures will require significant expenditures and will demand the attention of management. If we are not able to hire, train and retain the necessary personnel, or if these operational and reporting improvements are not implemented successfully, the quality of our products and services could materially suffer as a result and cause us to lose customers.

Our business may be subject to additional obligations to collect and remit sales, use or other tax and, any successful action by state, foreign or other authorities to collect additional sales, use or other tax could adversely harm our business.

We file sales and/or use tax returns in certain states within the U.S. as required by law and certain client contracts for a portion of the hardware, software and services that we provide. We do not collect sales or other similar taxes in other states and many of the states do not apply sales or similar taxes to the vast majority of the services that we provide. However, one or more states could seek to impose additional sales or use tax collection and record-keeping obligations on us. Any successful action by state, foreign or other authorities to compel us to collect and remit sales or use tax, either retroactively, prospectively or both, could adversely affect our results of operations and business.

Natural disasters, widespread pandemics and other factors outside of our control could disrupt our business.

We must protect our business and our network infrastructure against damage from earthquake, flood, hurricane and similar events. A natural disaster or other unanticipated problem could also adversely affect our business by, among other things, harming our primary data center or other internal operations, limiting our ability to communicate with our customers, and limiting our ability to sell our IEM solutions and services. We do not insure against several natural disasters, including earthquakes.

Any outbreak of a widespread communicable disease pandemic, such as the outbreak of the H1N1 influenza virus in 2009 or the SARS epidemic of 2003, could similarly impact our operations. Such impact could include, among other things, the inability for our sales and operations personnel located in affected regions to travel and conduct business freely, the impact any such disease may have on one or more of the distributors for our solutions in those regions, and increased supply chain costs. Additionally, any future health-related disruptions at our third-party contract manufacturers or other key suppliers could affect our ability to supply our customers with our solutions and services in a timely manner, which would harm our results of operations.

Risks Related to Our Common Stock

Shares eligible for future sale may cause the market price for our common stock to decline even if our business is doing well.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital in the future through the sale of our equity securities. Under our fifth amended and restated certificate of incorporation, we are authorized to issue up to 150,000,000 shares of common stock, of which 25,430,700 shares of common stock were outstanding as of September 30, 2011. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock, or the perception of such sales or issuances, would have on the market price of our common stock.

We do not intend to pay dividends on our common stock.

We have not declared or paid any dividends on our common stock to date, and we do not anticipate paying any dividends on our common stock in the foreseeable future. We intend to reinvest all future earnings in the development and growth of our business. In addition, our senior loan agreement prohibits us from paying dividends and future loan agreements may also prohibit the payment of dividends. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, business opportunities, contractual restrictions and other factors deemed relevant. To the extent we do not pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in our common stock.

Our fifth amended and restated certificate of incorporation, our second amended and restated bylaws and Delaware law contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Provisions in our fifth amended and restated certificate of incorporation, our second amended and restated bylaws and applicable provisions of the General Corporation Law of the State of Delaware may make it more difficult or expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential hostile takeover attempts and could adversely affect the market price of our common stock. Our fifth amended and restated certificate of incorporation and our second amended and restated bylaws:

currently provide for a classified board of directors, which could discourage potential acquisition proposals and could delay or prevent a change of control. At our 2010 Annual Meeting, our shareholders approved a shareholder proposal that requested the board to take the necessary steps to declassify the board and to adopt the annual election of each director. While our board recommended declassifying the board at our 2011 Annual Meeting, the proposal did not receive the affirmative vote of at least 66 2/3% of the total number of outstanding shares required to amend our certificate of incorporation in order to implement the declassification of the board and therefore, the classified structure of the board remains in place;

•	authorize the issuance of blank check preferred stock that could be issued by our board of directors during a takeover attempt;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

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require super-majority voting to effect amendments to certain provisions of our fifth amended and restated certificate of incorporation and to effect amendments to our second amended and restated bylaws concerning the number of directors;

•	limit who may call special meetings;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at a stockholders meeting; and

•	require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

In addition, Delaware law prohibits us from engaging in any business combination with any “interested stockholder,” meaning generally that a stockholder who beneficially owns more than 15% of our common stock cannot acquire us for a period of three years from the date this person became an interested stockholder, unless various conditions are met, such as approval of the transaction by our board of directors.

Risks Related to this Offering

The sale of our common stock to Aspire Capital may cause substantial dilution to our existing stockholders and the sale of the shares of common stock acquired by Aspire Capital could cause the price of our common stock to decline.

This prospectus supplement relates to $10.2 million of our common stock that we may sell to Aspire Capital pursuant to the terms of the Purchase Agreement. It is anticipated that shares offered to Aspire Capital in this offering will be sold over a period of up to 24 months from the date of this prospectus supplement. The number of shares ultimately offered for sale to Aspire Capital under this prospectus supplement is dependent upon the number of shares we elect to sell to Aspire Capital under the Purchase Agreement. Depending upon market liquidity at the time, sales of shares of our common stock under the Purchase Agreement may cause the trading price of our common stock to decline.

Aspire Capital may ultimately purchase all, some or none of the $10.0 million of common stock that, together with the 144,927 shares of common stock we refer to as the Commitment Shares, is the subject of this prospectus supplement. After Aspire Capital has acquired shares under the Purchase Agreement, it may sell all, some or none of those shares. Sales to Aspire Capital by us pursuant to the Purchase Agreement under this prospectus supplement may result in substantial dilution to the interests of other holders of our common stock. The sale of a substantial number of shares of our common stock to Aspire Capital in this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. However, we have the right to control the timing and amount of any sales of our shares to Aspire Capital and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

We will have broad discretion over the use of the proceeds to us from this offering and may apply it to uses that do not improve our operating results or the value of your securities.

We will have broad discretion to use the net proceeds to us from this offering, and investors will be relying solely on the judgment of our board of directors and management regarding the application of these proceeds. We currently expect to use the net proceeds from this offering for general corporate purposes. Our use of the proceeds may not improve our operating results or increase the value of the securities being offered by us in this offering.

If securities or industry analysts do not publish research or reports about us, our business or our market, or if they change their recommendations regarding our stock in an adverse manner, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysis publish about us, our business or our market. If one or more of the analysts who cover us change their recommendation regarding our stock in an adverse manner, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose viability in the financial markets, which in turn could cause our stock price or trading volume to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this prospectus supplement and the accompanying prospectus, including the information we incorporate by reference, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts and are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Private Securities Litigation Reform Act of 1995. We have used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “contemplate,” “estimate,” “expect,” “intend,” “may,” “will,” “should,” “plan,” “potential,” “predict,” “project,” “forecast,” “future” or similar terminology to identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding:

•	projections, predictions, expectations, estimates and forecasts as to payments from our long-term contracts and revenues recognized from our backlog;

•	our business, financial and operating results and future economic performance;

•	proposed new strategic alliances, acquisitions and product and service offerings; and

•	management’s goals, expectations and objectives and other similar expressions concerning matters that are not historical facts.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows.

Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	changes in the available capacity provided by our capacity, turn-key or power pool programs;

•	loss of a significant customer or contract;

•	actions by local, state or federal regulatory agencies;

•	our dependence on the electric utility industry;

•	our ability to receive estimated payments from long-term contracts and to recognize revenues from our backlog;

•	failure to maintain certain financial metrics in our underlying loan agreements;

•	changes in general economic conditions and capital markets;

•	actions of customers and competitors;

•	disruptions or failures due to software or equipment issues or failure at third-party manufacturing facilities;

•	disruptions or failures due to product recalls or replacements, or delays in the delivery of our products or services;

•	execution of planned capital projects;

•	effects of current and future local, state and federal laws, policies and regulations;

•	the costs associated with being a public company and our ability to comply with the internal control and reporting obligations of public companies;

•	our ability to retain key personnel; and

•

other factors discussed in more detail under “Risk Factors” in this prospectus supplement, the accompanying prospectus and in other reports we file from time to time with the Securities and Exchange Commission (“SEC”).

Potential investors are urged to consider these factors and the other factors described under “Risk Factors” carefully in evaluating any forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make are reasonable, we can provide no assurance that such plans, intentions or expectations will be achieved. These statements are based on assumptions made by us based on our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. Such statements are subject to a number of risks and uncertainties, many of which are beyond our control. The forward-looking statements included in this prospectus supplement, the accompanying prospectus and any information incorporated by reference are made only as of the date of the applicable document. We assume no obligation to update forward-looking statements to reflect any changes or other factors affecting forward-looking statements except as required by applicable securities laws.

USE OF PROCEEDS

The net proceeds of this offering will depend on the frequency and prices at which we sell shares of stock to Aspire Capital under the Purchase Agreement. The maximum proceeds we may receive over the 24-month term of the Purchase Agreement is $10 million. However, sales will be made subject to market conditions, our capital needs from time to time and under the limitations contained in the Purchase Agreement.

We plan to use these net proceeds for general corporate purposes, including working capital requirements.

THE ASPIRE TRANSACTION

General

On November 29, 2011, we entered into the Purchase Agreement, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $10.0 million of our shares of common stock over the term of the Purchase Agreement. Pursuant to the Purchase Agreement, we have agreed to issue 144,927 Commitment Shares to Aspire Capital in consideration for entering into the Purchase Agreement.

As of the date hereof, there were 25,430,700 shares of our common stock outstanding (23,157,056 shares held by non-affiliates) excluding (i) the shares offered to Aspire Capital pursuant to this prospectus, (ii) 2,632,348 shares of common stock that we may issue upon exercise of outstanding options under our Amended and Restated 2006 Long-Term Incentive Plan (“2006 LTIP”) as of September 30, 2011, and (iii) 1,606,443 shares of common stock reserved for future grants under our 2006 LTIP as of September 30 2011. If all of $10.2 million of our common stock offered hereby were issued and outstanding as of the date hereof, 7,444,197 shares would be issued under the Purchase Agreement (assuming the issuance of the Commitment Shares and a purchase price of $1.37 per share, the most recent closing price of our common stock, for all additional Purchase Shares) and would represent approximately 22.6% of the total common stock outstanding (24.3% of the non-affiliate shares of common stock outstanding) as of the date hereof. The number of shares of our common stock ultimately offered for sale to Aspire Capital is dependent upon the number of shares we elect to sell to Aspire Capital under the Purchase Agreement.

Pursuant to the Purchase Agreement, we are filing this prospectus supplement with regard to the offering of $10.2 million of our common stock to Aspire Capital, which consists of the Commitment Shares and additional shares of our common stock having an aggregate offering price of up to $10.0 million that we may sell to Aspire Capital under this prospectus supplement and accompanying prospectus. Under the Purchase Agreement, we have the right but not the obligation to direct Aspire Capital to purchase up to 100,000 Purchase Shares per business day at a purchase price calculated by reference to the prevailing market price of our common stock, provided that the aggregate amount of such purchase shall not exceed $500,000 per trading day, unless the Company and Aspire Capital mutually agree. We may mutually agree with Aspire Capital to increase the number of Purchase Shares that can be sold per business day to as much as an additional 1,000,000 shares per business day.

Upon the filing of this prospectus supplement with the SEC, on any trading day on which the closing sale price of our common stock exceeds $1.00, we have the right, in our sole discretion, to present Aspire Capital with a Purchase Notice, directing Aspire Capital (as principal) to purchase up to 100,000 Purchase Shares per trading day, for up to $10.0 million of our common stock in the aggregate, at the Purchase Price (as defined below). We and Aspire Capital may mutually agree to increase the number of Purchase Shares that may be sold per business day to as much as an additional 1,000,000 shares per business day.

In addition, on any date on which we submit a Purchase Notice for at least 100,000 Purchase Shares to Aspire Capital, we also have the right, in our sole discretion, to present Aspire Capital with a VWAP Purchase

Notice directing Aspire Capital to purchase a number of shares of our common stock equal to a percentage (not to exceed 30%) of the aggregate number of our shares traded on The NASDAQ Global Market on VWAP Purchase Date. The VWAP Purchase Notice will also contain the number of shares Aspire Capital will be required to purchase at the VWAP Purchase Price (as defined below).

There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. We did not pay any expense reimbursement or placement agent fee in connection with the transaction. The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us.

Purchase of Shares Under the Purchase Agreement

Under the Purchase Agreement, on any trading day selected by us on that the closing sale price of our common stock exceeds $1.00 per share, we may sell Aspire Capital up to 100,000 Purchase Shares by delivering a Purchase Notice to Aspire Capital, provided that the aggregate amount of such purchase shall not exceed $500,000 per trading day, unless the Company and Aspire Capital mutually agree. We may mutually agree with Aspire Capital to increase the number of Purchase Shares that can be sold per business day to as much as an additional 1,000,000 shares per business day. The Purchase Price of such Purchase Shares is equal to the lesser of:

•	the lowest sale price of our common stock on the purchase date; or

•	the arithmetic average of the three lowest closing sale prices for our common stock during the twelve consecutive trading days ending on the trading day immediately preceding the purchase date.

In addition, on any date on which we submit a Purchase Notice for at least 100,000 Purchase Shares to Aspire Capital, we also have the right, in our sole discretion, to present Aspire Capital with a VWAP Purchase Notice directing Aspire Capital to purchase a number of shares of our common stock equal to a percentage (not to exceed 30%) of the aggregate number of our shares traded on The NASDAQ Global Market on the VWAP Purchase Date. The VWAP Purchase Notice will also contain the maximum number of shares Aspire Capital will be required to purchase. The VWAP Purchase Price of such Purchase Share is equal to the lesser of:

•	the closing sale price of our common stock on the VWAP Purchase Date as reported by The NASDAQ Global Market; or

•	95% of the volume-weighted average price for our common stock traded on The NASDAQ Global Market for the VWAP Purchase Date.

However, if the aggregate number of our shares traded on such date exceeds the quotient obtained by dividing (x) the number of shares Aspire Capital will be required to purchase by (y) our requested purchase percentage, each as specified in the VWAP Purchase Notice (such quotient, the “VWAP Purchase Share Volume Maximum”), the purchase price per share will be 95% of the volume weighted average for the portion of such day until such time as the VWAP Purchase Share Volume Maximum is reached. Further, such purchase shall automatically be deemed completed at such time on the VWAP Purchase Date that the sale price of our common stock falls below the greater of (i) 90% of the closing price on of our common stock on the trading day immediately preceding the VWAP Purchase Date or (ii) such higher price as set forth by us the VWAP Purchase Notice (the “VWAP Minimum Price Threshold”). In that event, the VWAP Purchase Price will be determined using the percentage set forth in the VWAP Purchase Notice of the aggregate shares traded for such portion of the VWAP Purchase Date prior to the time that the sale price of our common stock fell below the VWAP Minimum Price Threshold and the volume weighted average price of our common stock sold during such portion of the VWAP Purchase Date prior to the time that the sale price of our common stock fell below the VWAP Minimum Price Threshold.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the trading day(s) used to compute the Purchase Price. We may deliver multiple purchase notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

Minimum Share Price

Under the Purchase Agreement, the Company and Aspire Capital may not effect any sales of shares of our common stock under the Purchase Agreement on any trading day that the closing sale price of our common stock on The NASDAQ Global Market is less than $1.00 per share.

Compliance with The NASDAQ Global Market Rules

The Purchase Agreement provides that the number of shares that may be sold pursuant to the Purchase Agreement shall be limited to 19.99% of our outstanding shares as of November 29, 2011, the date of the Purchase Agreement, unless stockholder approval is obtained to issue more than 19.99% to be in compliance with the applicable listing maintenance rules of The NASDAQ Global Market. We currently do not intend to seek stockholder approval of the transactions contemplated by the Purchase Agreement.

Events of Default

Generally, Aspire Capital may terminate the Purchase Agreement upon the occurrence of any of the following events of default:

•

while any registration statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement between us and Aspire Capital, the effectiveness of such registration statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable for sale of our shares of common stock in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of ten consecutive business days or for more than an aggregate of thirty business days in any 365-day period;

•	the suspension from trading or failure of our common stock to be listed on our principal market for a period of three consecutive business days;

•

the delisting of our common stock from The NASDAQ Global Market (our principal market), provided our common stock is not immediately thereafter trading on the OTC Bulletin Board, the NASDAQ Capital Market, the NASDAQ Global Select Market, the New York Stock Exchange or the NYSE AMEX Equities;

•

our transfer agent’s failure to issue to Aspire Capital shares of our common stock which Aspire Capital is entitled to receive under the Purchase Agreement within five business days after an applicable purchase date;

•

any breach by us of the representations or warranties or covenants contained in the Purchase Agreement or any related agreements which could have a material adverse effect on us subject to a cure period of five business days;

•	if we become insolvent; or

•	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.

Our Termination Rights

The Purchase Agreement may be terminated by us at any time, at our discretion, without any cost or penalty to us.

No Short-Selling or Hedging by Aspire Capital

Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the Purchase Agreement.

Effect of Performance of the Purchase Agreement on Our Stockholders

The Purchase Agreement does not limit the ability of Aspire Capital to sell any or all of the shares it receives in this offering. It is anticipated that shares sold to Aspire Capital in this offering will be sold to Aspire Capital over a period of up to approximately 24 months from the date of this prospectus supplement, or until November 29, 2013. The subsequent sale by Aspire Capital of a significant amount of shares sold to Aspire Capital in this offering at any given time could cause the market price of our common stock to decline or to be highly volatile. Aspire Capital may ultimately purchase all, some or none of the $10.0 million of common stock offered, together with the Commitment Shares, under this prospectus supplement. Aspire Capital may sell all, some or none of the Commitment Shares and any Purchase Shares it acquires. Therefore, sales to Aspire Capital by us pursuant to the Purchase Agreement and this prospectus supplement also may result in substantial dilution to the interests of other holders of our common stock. However, we have the right to control the timing and amount of any sales of our shares to Aspire Capital and the Purchase Agreement may be terminated by us at any time at our discretion without any cost or penalty to us.

Amount of Potential Proceeds to be Received under the Purchase Agreement

In connection with entering into the Purchase Agreement, we authorized the sale to Aspire Capital of up to $10.0 million of our common stock. The number of shares ultimately offered for sale to Aspire Capital in this offering is dependent upon the number of shares we elect to sell to Aspire Capital under the Purchase Agreement. The following table sets forth the amount of proceeds we would receive from Aspire Capital from the sale of shares at varying purchase prices:

Assumed Average Purchase Price	Number of Shares to be Sold if Full Purchase(1)	Percentage of Outstanding Shares After Giving Effect to the Sale to Aspire Capital(2)	Proceeds from the Sale of Shares to Aspire Capital Under the Purchase Agreement
$ 1.00	4,938,669	16.2%	$4,938,669
$ 1.50	4,938,669	16.2%	$7,408,004
$ 2.00	4,938,669	16.2%	$9,877,338
$ 2.50	4,000,000	13.5%	$10,000,000
$ 3.00	3,333,333	11.5%	$10,000,000

(1)	Excludes the 144,927 shares to be issued as Commitment Shares.

(2)	The denominator is based on 25,430,700 shares outstanding as of November 28, 2011, adjusted to include the 144,927 shares to be issued as Commitment Shares, and the number of shares set forth in the adjacent column which we would have sold to Aspire Capital. The numerator is based on the number of shares which we would have sold under the Purchase Agreement at the corresponding assumed purchase price set forth in the adjacent column.

Absent stockholder approval, the number of shares that may be issued and sold under the Purchase Agreement is limited to 5,083,596 shares, or 19.99% of the total common stock outstanding as of the date of the Purchase Agreement. Including the 144,927 Commitment Shares to be issued to Aspire Capital in consideration for entering into the Purchase Agreement, we are limited to the sale of 4,938,669 Purchase Shares, which would need to be sold at an average Purchase Price of $2.02 per share in order to result in proceeds of $10.0 million.

Information With Respect to Aspire Capital

As of the date of the Purchase Agreement, Aspire Capital beneficially owned zero shares of our common stock. Steven G. Martin, Erik J. Brown and Christos Komissopoulos, the principals of Aspire Capital, are deemed to be beneficial owners of all of the shares of common stock owned by Aspire Capital. Messrs. Martin, Brown and Komissopoulos will have shared voting and investment power over any shares purchased by Aspire Capital under the prospectus supplement filed with the SEC in connection with the transactions contemplated under the Purchase Agreement. Aspire Capital is not a licensed broker-dealer or an affiliate of a licensed broker-dealer.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed and traded on the Nasdaq Global Market under the symbol “COMV.” The following table sets forth, for the periods indicated, the high and low sales prices per share as reported by the Nasdaq Global Market.

	High	Low
Fiscal 2011
First Quarter	$7.87	$4.25
Second Quarter	$5.09	$2.50
Third Quarter	$3.71	$1.76
Fourth Quarter (through November 29, 2011)	$1.98	$1.24

Fiscal 2010
First Quarter	$13.25	$9.58
Second Quarter	$12.28	$8.23
Third Quarter	$10.43	$5.88
Fourth Quarter	$8.36	$5.81

Fiscal 2009
First Quarter	$7.52	$3.76
Second Quarter	$13.23	$6.25
Third Quarter	$13.87	$9.46
Fourth Quarter	$13.10	$9.92

The last reported sales price of our common stock on the Nasdaq Global Market was $1.37 per share on November 28, 2011. As of November 28, 2011 there were approximately 280 record holders of our common stock. This number does not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

DILUTION

Our net tangible book value as of September 30, 2011 was $27.1 million, or $1.06 per share of common stock. Net tangible book value per share of common stock is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding. After giving effect to (i) the issuance of the 144,927 Commitment Shares and (ii) the sale of 4,938,669 shares of common stock (the maximum number of additional Purchase Shares that can be sold so as not to exceed 19.99% of our outstanding common stock on the date of the Purchase Agreement) in the aggregate amount of $6.8 million at an assumed offering price of $1.37 per share, and after deducting estimated offering expenses payable by us, our net tangible book value as of September 30, 2011 would have been approximately $33.8 million, or $1.11 per share of common stock. This represents an immediate increase in net tangible book value of $0.05 per share to our existing stockholders and an immediate dilution in net tangible book value of $0.26 per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$1.37
Historical net tangible book value per share as of September 30, 2011	$1.06
Increase in net tangible book value per share attributable to this offering	$0.05
As adjusted net tangible book value per share after this offering		$1.11
Net dilution per share to investors participating in this offering		$0.26

The shares sold in this offering in addition to the Commitment Shares, if any, will be sold from time to time at various prices. An increase of $0.50 per share in the price at which the shares are sold from the assumed offering price of $1.37 per share shown in the table above, assuming all of our common stock in the aggregate amount of $9.3 million is sold at that price, would increase our adjusted net tangible book value per share after the offering to $1.19 per share and would increase the dilution in net tangible book value per share to new investors in this offering to $0.18 per share, after deducting estimated aggregate offering expenses payable by us. This information is supplied for illustrative purposes only.

The calculations above are based on 25,430,700 shares of common stock outstanding as of September 30, 2011. This number excludes the following:

•	2,632,348 shares of common stock that we may issue upon exercise of outstanding options under our Amended and Restated 2006 Long-Term Incentive Plan (“2006 LTIP”) as of September 30, 2011 and

•	1,606,443 shares of common stock reserved for future grants under our 2006 LTIP as of September 30, 2011.

DIVIDEND POLICY

We have never paid any cash dividends on our common stock. For the foreseeable future, we intend to retain and reinvest any earnings in our business, and we do not anticipate paying any cash dividends. Whether or not we declare any dividends will be at the discretion of our board of directors, considering then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions (including those under our loan agreements), business opportunities and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our unaudited cash and capitalization as of September 30, 2011:

•	on a consolidated historical basis; and

•	as adjusted to give effect to this offering and the application of the net proceeds therefrom as described in “Use of Proceeds.”

The following table should be read in conjunction with, and is qualified in its entirety be reference to, our historical consolidated financial statements, including the accompanying notes, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of September 30, 2011
	Historical	As Adjusted
	(in thousands)
Cash and cash equivalents	$25,505	$32,270

Debt	$27,000	$27,000
Shareholders’ equity
Common stock, $0.001 par value per share, authorized 150,000,000 shares; issued 25,476,115 and outstanding 25,430,700 shares, historical; issued 30,559,711 and outstanding 30,514,296 shares, as adjusted	$25	$31
Additional paid-in capital	265,101	271,860
Common stock held in treasury, at cost, 45,415 shares, historical; 45,415 shares, as adjusted	(325)	(325)
Accumulated deficit	(233,654)	(233,654)
Accumulated other comprehensive income	(26)	(26)

Total shareholders’ equity	$31,121	$37,886

Total capitalization	$58,121	$64,886

(1)	As of November 28, 2011, we had cash of approximately $23.4 million.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following discussion summarizes certain U.S. federal income tax consequences (and, to the extent addressed below, U.S. federal estate tax consequences) relevant to the acquisition, ownership, and disposition of our common stock and does not purport to be a complete analysis of all potential tax consequences. This discussion applies only to non-U.S. Holders (as defined below) of our common stock and is limited to initial purchasers who hold the stock as capital assets for U.S. federal income tax purposes.

This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available as of the date of this prospectus supplement. The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive. No ruling has been or will be sought from the Internal Revenue Service (“IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This summary does not address tax considerations applicable to holders that may be subject to certain special U.S. federal income tax rules, such as:

•	financial institutions,

•	insurance companies,

•	real estate investment trusts,

•	regulated investment companies,

•	grantor trusts,

•	partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) and investors in such entities,

•	dealers or traders in securities or notional principal contracts,

•	“controlled foreign corporations, “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax,

•	tax-exempt entities,

•	certain former citizens or long-term residents of the U.S., or

•

persons that will hold shares of our common stock as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes.

Non-U.S. Holders (as defined below) of our common stock, including those that are in any of the above categories, should consult their own tax advisors regarding the U.S. federal income and estate tax consequences relating to the purchase, ownership, and disposition of our common stock. The U.S. federal income tax consequences for persons in the above categories relating to the purchase, ownership, and disposition of our common stock may be significantly different from those described below. Moreover, this summary does not address the U.S. federal gift or alternative minimum tax consequences, any U.S. state or local tax consequences, or any foreign tax consequences of the purchase, ownership, and disposition of our common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAW AND ANY OTHER U.S. FEDERAL TAX LAWS.

Non-U.S. Holder

For purposes of this summary, the term “non-U.S. Holder” means a beneficial owner of our common stock (other than any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States,

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if such trust was in existence on August 20, 1996 and validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisors as to the U.S. tax consequences of being a partner in a partnership that acquires, holds, or disposes of our common stock.

Dividends

Distributions paid on our common stock will constitute dividends for U.S. federal income tax purposes to the extent such distributions are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. In the event that we pay dividends, dividends paid to a non-U.S. Holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base of the non-U.S. Holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. Holder of our common stock that wishes to claim the benefit of an applicable treaty rate and avoid backup withholding for dividends, as discussed below, will be required to (a) properly complete IRS Form W-8BEN (or other applicable form) and certify, under penalties of perjury, that such holder is not a U.S. person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A non-U.S. Holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

To the extent distributions paid on our common stock exceed our current and accumulated earnings and profits, such distributions will constitute a return of capital, and will reduce the adjusted tax basis in such stock, but not below zero. The amounts of any such distribution in excess of such adjusted tax basis will be treated as gain from the sale of stock, which should generally not subject a Non-U.S. Holder to United States federal income tax (except as described below under “—Gain on Disposition of Common Stock”).

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the non-U.S. Holder),

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, or

•	we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes.

A non-U.S. Holder described in the first bullet point above will be subject to tax on the net gain derived from the disposition under regular U.S. federal income tax rates. If a non-U.S. Holder that is a foreign corporation falls under the first bullet point above, it generally will be subject to tax on its net gain at applicable graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. Holder described in the second bullet point above will be subject to a flat tax rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the disposition, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

We do not believe that we currently are a USRPHC for U.S. federal income tax purposes. Nonetheless, if we are or if we become a USRPHC, pursuant to an exception for certain interests in publicly traded corporations, a non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless such non-U.S. Holder’s shares of our common stock represent more than 5% of the total fair market value of all of the shares of our common stock at any time during the five-year period ending on the date of disposition of such shares by the non-U.S. Holder, assuming that we continue to satisfy certain public trading requirements. We expect to continue to satisfy the applicable public trading requirements, but this cannot be assured. For purposes of the foregoing 5% tests, certain attribution rules apply. Prospective investors should consult their own tax advisors regarding the application of the 5% tests to them.

U.S. Federal Estate Tax

Shares of common stock held by an individual non-U.S. Holder at the time of such non-U.S. Holder’s death will generally be included in such non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A non-U.S. Holder will be subject to backup withholding for dividends paid to such holder, unless such holder certifies, under penalties of perjury, that it is not a U.S. person (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies, under penalties of perjury, that it is not a U.S. person (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding rules to them.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specifically defined under these rules) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations or (2) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

PLAN OF DISTRIBUTION

We entered into the Purchase Agreement with Aspire Capital on November 29, 2011. In consideration for entering into the Purchase Agreement, we will issue 144,927 shares of common stock to Aspire Capital. The Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, Aspire Capital is irrevocably committed to purchase up to an aggregate of $10.0 million of shares of our common stock over the approximately 24-month term of the Purchase Agreement.

The Purchase Agreement provides that from time to time over the term of the Purchase Agreement, on any business day on which the closing sale price of our common stock exceeds $1.00 per share, and at our sole discretion, we may present Aspire Capital with a Purchase Notice directing Aspire Capital to purchase up to 100,000 Purchase Shares per business day at the Purchase Price on that day, provided that the aggregate amount of such purchase shall not exceed $500,000 per trading day, unless the Company and Aspire Capital mutually agree. We may mutually agree with Aspire Capital to increase the number of shares that may be sold per business day to as much as an additional 1,000,000 shares per business day.

In addition, on any date on which we submit Purchase Notice for at least 100,000 Purchase Shares to Aspire Capital, we also have the right, in our sole discretion, to present Aspire Capital with a VWAP Purchase Notice directing Aspire Capital to purchase an amount of common stock equal to up to 30% of the aggregate shares of our common stock traded on the NASDAQ Global Market on the VWAP Purchase Date, subject to the VWAP Minimum Price Threshold and the VWAP Purchase Share Volume Maximum.

The Purchase Agreement provides that unless and until our stockholders have approved the issuance of greater than 19.99% of our outstanding shares pursuant to the Purchase Agreement, the number of shares that may be sold pursuant to the Purchase Agreement shall be limited to 19.99% of our outstanding shares as of November 29, 2011, the date of the Purchase Agreement.

Aspire Capital may be an “underwriter” within the meaning of the Securities Act.

Neither we nor Aspire Capital can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Aspire Capital, any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus supplement. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to Aspire Capital. We have agreed to indemnify Aspire Capital and certain other persons against certain liabilities in connection with the offering of shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Aspire Capital has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Aspire Capital specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

Aspire Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the Purchase Agreement.

We have advised Aspire Capital that it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

We may suspend the sale of shares to Aspire Capital pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

This offering will terminate on the date that all shares offered by this prospectus have been sold to Aspire Capital.

LEGAL MATTERS

Baker Botts L.L.P., Austin, Texas, will pass upon the validity of the shares of common stock offered in this prospectus supplement and various other legal matters in connection with the offering on our behalf.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information regarding the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s website located at http://www.sec.gov.

This prospectus supplement and the accompanying prospectus, which include information incorporated by reference (see “Incorporation by Reference” below and in the accompanying prospectus), are part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus supplement and the accompanying prospectus do not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s Public Reference Room or through its website.

INCORPORATION BY REFERENCE

The SEC allows information to be “incorporated by reference” into this prospectus supplement and the accompanying prospectus, which means that important information can be disclosed to you by referring you to another document filed separately by us with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus. Information in this prospectus supplement and the accompanying prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus supplement and the accompanying prospectus, while information that we file later with the SEC will automatically update and supersede this information. You should not assume that the information in this prospectus supplement is current as of any date other than the date on the front page of this prospectus supplement.

This prospectus supplement incorporates by reference the following documents:

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (filed March 9, 2011), including portions of the proxy statement for our 2011 annual meeting of stockholders (filed March 18, 2011) to the extent specifically incorporated by reference therein;

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2011 (filed May 5, 2011), June 30, 2011 (filed August 9, 2011), and September 30, 2011 (filed November 9, 2011);

•

our Current Reports on Form 8-K and Form 8-K/A filed February 14, 2011, March 9, 2011, March 15, 2011, April 8, 2011, May 11, 2011 (Items 5.02 and 5.07 and Exhibit 10.5 under Item 9.01 only), June 6, 2011, June 7, 2011, July 18, 2011, July 25, 2011, August 9, 2011, August 30, 2011, September 2, 2011, September 16, 2011, November 9, 2011 and December 1, 2011; and

•

the description of our common stock $0.001 par value per share contained in our registration statement on Form 8-A (File No. 1-33399) (filed April 5, 2007), and any subsequent amendment filed with the SEC for the purpose of updating such description.

In addition, all documents that we file with the SEC on or after the date hereof under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than information furnished and not filed under Items 2.02 or 7.01 on any Current Report on Form 8-K, or corresponding information furnished under Item 9.01 or included as an exhibit) from the date of this prospectus supplement until the termination of the offering under this prospectus supplement shall be deemed to be incorporated in this prospectus supplement and the accompanying prospectus by reference. The information contained on, or accessible through, our websites (http://www.comverge.com and http://ir.comverge.com) is not incorporated into this prospectus supplement or the accompanying prospectus.

Documents incorporated by reference are available from us without charge, excluding exhibits, unless an exhibit has been specifically incorporated by reference in this prospectus supplement. You may obtain without charge a copy of documents that are incorporated by reference in this prospectus supplement by visiting the investor relations section of our website at http://ir.comverge.com or by requesting them in writing or by telephone at the following address or telephone number:

Comverge, Inc.

Attn: Investor Relations

5390 Triangle Parkway, Suite 300

Norcross, GA 30092

(678) 392-4954

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, or any “free writing prospectus” we may authorize to be delivered to you. We have not authorized anyone else to provide you with any information. If information in incorporated documents conflicts with information in this prospectus supplement, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document. You should not assume that the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

PROSPECTUS

Comverge, Inc.

$100,000,000

of

Common Stock

Preferred Stock

Debt Securities

Warrants

Units

Depositary Shares

$50,000,000

of

Common Stock

Offered by the Selling Stockholders

We may offer from time to time common stock, preferred stock, debt securities, warrants, units or depositary shares. Specific terms of these securities will be provided in supplements to this prospectus. In addition, selling stockholders to be named in a prospectus supplement may from time to time sell up to $50,000,000 aggregate dollar amount of our common stock. We will not receive any proceeds from the sale, if any, of common stock by the selling stockholders. You should carefully read this prospectus and the prospectus supplement relating to the specific issue of securities, together with the documents we incorporate by reference, before you decide to invest in any of these securities. No person may use this prospectus to offer and sell our securities unless a prospectus supplement accompanies this prospectus.

We and/or the selling stockholders may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to purchasers, on a continued or delayed basis. The names of any underwriters, dealers or agents and the terms of the arrangements with such entities will be stated in the applicable prospectus supplement.

Our common stock is traded on The Nasdaq Global Market under the symbol “COMV”.

Investing in these securities involves certain risks. Please read carefully the information included and incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities, including the information described under “Risk Factors” on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 10, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission, which we refer to in this prospectus as the “SEC,” using a “shelf” process. Using this shelf process, we may offer any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $100,000,000. In addition, the selling stockholders may sell up to $50,000,000 aggregate dollar amount of our common stock in one or more offerings. This prospectus provides you with a general description of the securities we, or the selling stockholders, may offer. Each time we use this prospectus to offer securities, or the selling stockholders sell common stock, we will provide a prospectus supplement that will identify the securities being offered and describe the specific terms of the offering, including the names of any underwriters participating in the offering, the compensation of those underwriters and the net proceeds to us, if any. Any dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, which we refer to in this prospectus as the “Securities Act.” The prospectus supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, any applicable prospectus supplement and any free-writing prospectus, together with the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

You should rely only on the information we have provided or incorporated by reference in this prospectus, any applicable prospectus supplement and any free-writing prospectus filed by us with the SEC and any information about the terms of securities offered that is conveyed to you by us, our underwriters or our agents. We have not authorized any person, including any salesman or broker, to provide you with different information. These securities are not being offered in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus, any applicable prospectus supplement and any free-writing prospectus is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

Unless we have indicated otherwise, references in this prospectus to “Comverge,” “we,” “us” and “our” or similar terms are references to Comverge, Inc., a Delaware corporation, and its consolidated subsidiaries.

ABOUT COMVERGE

We are a clean energy company providing demand management solutions in the form of peaking and base load capacity to electric utilities, grid operators and associated electricity markets. As an alternative to the traditional method of providing capacity by building a new power plant, we deliver our solutions through demand management products and systems that decrease energy consumption. The capacity we deliver is more environmentally friendly and less expensive than conventional alternatives and has the benefit of increasing overall system reliability. Our solutions are designed, built and operated for the benefit of our customers, which include electric utilities and grid operators that serve residential, commercial and industrial consumers. We provide capacity to our customers either through long-term contracts where we actively manage electric demand or by selling our demand management systems to utilities that operate them. We owned or managed approximately 2,794 megawatts of capacity as of June 30, 2009.

We provide peaking and base load capacity to electric utilities, grid operators and associated electricity markets to our customers either through long-term contracts in which we actively manage demand or by selling our demand response systems to utilities that operate them. We operate in three operating segments: the Utility Products & Services segment, Residential Business segment and the Commercial & Industrial Business segment.

The Utility Products & Services segment sells solutions comprising hardware, our Apollo software and services, such as installation and/or marketing, to utilities that elect to own and operate demand management networks for their own benefit. The Residential Business segment sells electric capacity to utilities under long-term contracts, either through demand response or energy efficiency. The Residential Business segment also provides marketing services on an outsourced basis. The Commercial & Industrial Business segment provides demand response and energy management services that enable commercial and industrial customers to reduce energy consumption and total costs, improve energy infrastructure reliability and make informed decisions on energy and renewable energy purchases and programs.

We are a Delaware corporation with our principal executive offices located at 120 Eagle Rock Avenue, Suite 190, East Hanover, New Jersey 07936. Our telephone number at such address is (973) 434-7334, and our website is located at http://www.comverge.com. Our investor relations website is located at http://ir.comverge.com. Information contained on our websites is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus. Our website addresses are included in this prospectus as an inactive textual reference only.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, which we refer to in this prospectus as the “Exchange Act,” and in accordance therewith we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of ours or one of our subsidiaries, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement and all of its exhibits at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows information to be “incorporated by reference” into this prospectus, which means that important information can be disclosed to you by referring you to another document filed separately by us with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the following documents (other than documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•

our Current Reports on Form 8-K filed with the SEC on January 23, 2009, March 9, 2009, March 10, 2009, March 20, 2009, May 7, 2009, June 5, 2009, June 12, 2009, June 25, 2009, July 23, 2009 and August 6, 2009, in each case other than information furnished under Items 2.02 or 7.01 of Form 8-K; and

•

the description of our common stock $0.001 par value per share, under the heading “Description of Capital Stock” contained in the Company’s registration statement on Form S-1, as amended (File No. 333-137813) and initially filed with the SEC on October 5, 2006, and any amendment or report filed with the SEC for the purpose of updating such description.

In addition, all documents that we file with the SEC on or after the date hereof under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished under Items 2.02 or 7.01 of Form 8-K) will be incorporated by reference until the offering or offerings to which this prospectus relates are completed.

Documents incorporated by reference are available from us without charge, excluding exhibits, unless an exhibit has been specifically incorporated by reference in this prospectus. You may obtain without charge a copy of documents that are incorporated by reference in this prospectus by visiting the investor relations section of our website at http://ir.comverge.com or by requesting them in writing or by telephone at the following address: Comverge, Inc., 3950 Shackleford Road, Suite 400, Duluth, GA 30096, Attn: Investor Relations. Our telephone number at such address is (678) 392-4954.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the information incorporated herein and therein by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, plans and objectives of management, future developments or conditions in the industries in which we participate, audits and legal proceedings to which we are a party and other trends, developments and uncertainties that may affect our business in the future.

Forward-looking statements are not historical facts or guarantees of future performance but instead represent only our belief at the time the statements were made regarding future events which are subject to significant risks, uncertainties and other factors, many of which are outside our control. Actual results and outcomes may differ materially from what is expressed or forecasted in such forward-looking statements. Any or all of the forward-looking statements made by us may turn out to be materially inaccurate. This can occur as a result of incorrect assumptions, changes in facts and circumstances and the effects of known risks and uncertainties. Such risks and uncertainties may include, among other things, risks associated with our business involving our products, software, services or solutions, the development and distribution of our products, software, services or solutions, regulatory or market changes, economic and competitive factors, our key strategic relationships and other risks more fully described under “Risk Factors” in our most recently filed Quarterly Report on Form 10-Q and Annual Report on Form 10-K. See “Where You Can Find More Information.” You should consider these risks and uncertainties when you are evaluating us and deciding whether to invest in our securities.

All forward-looking statements in this prospectus, any applicable prospectus supplement and any free-writing prospectus are made as of the date on its cover page and any forward-looking statements incorporated by reference herein are made as of the date of the document incorporated by reference. The risk that actual results will differ materially from expectations expressed in any such document will increase with the passage of time. We undertake no obligation, and disclaim any duty, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changes in our expectations or otherwise.

RISK FACTORS

Before you invest in the securities covered by this prospectus, you should carefully consider the “Risk Factors” included in our most recently filed Quarterly Report on Form 10-Q and Annual Report on Form 10-K and the applicable prospectus supplement, as well as risks described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and cautionary notes regarding forward-looking statements included or incorporated by reference in this prospectus, together with all of the other information included in this prospectus, the applicable prospectus supplement and the documents we incorporate by reference.

If any of the risks described in these reports or other documents were to materialize, our business, results of operations, cash flows, financial condition and prospects could be materially and adversely affected. In that case, our ability to make distributions to our stockholders or to pay interest on, or principal of, any debt securities issued by us, may be reduced, the trading prices of any of our publicly traded securities could decline and you could lose all or part of your investment.

SELLING STOCKHOLDERS

This prospectus also relates to the possible resale by certain of our stockholders, who we refer to in this prospectus as the “selling stockholders,” of up to $50,000,000 aggregate dollar amount of shares of our common stock that were issued and outstanding prior to the original date of filing of the registration statement of which this prospectus forms a part. The selling stockholders originally acquired the shares of our common stock included in this prospectus through (1) several private placements of our convertible preferred stock prior to our initial public offering, all of which shares were converted into shares of our common stock in connection with our initial public offering, (2) issuances of shares of common stock and options to acquire common stock issued to officers, directors and employees pursuant to our stock plan and (3) private placements of our common stock associated with business acquisitions. Information about the selling stockholders, where applicable, including their identities and the number of shares of common stock to be registered on their behalf, will be set forth in an applicable prospectus supplement, documents incorporated by reference or in a free writing prospectus we file with the SEC. The selling stockholders shall not sell any shares of our common stock pursuant to this prospectus until we have identified such selling stockholders and the shares being offered for resale by such selling stockholders in a subsequent prospectus supplement. However, the selling stockholders may sell or transfer all or a portion of their shares of our common stock pursuant to any available exemption from the registration requirements of the Securities Act.

USE OF PROCEEDS

Unless we inform you otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of securities for general corporate purposes, including repayment or refinancing of debt, the financing of capital expenditures, future acquisitions of technologies or businesses, research and development of our demand response and energy management solutions and additions to our working capital. We have not determined the amount of net proceeds to be used specifically for the foregoing purposes. As a result, our management will have broad discretion in the allocation of the net proceeds. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

We will not receive any proceeds in the event that shares of our common stock are sold by a selling stockholder.

RATIO OF EARNINGS TO FIXED CHARGES

Our earnings were insufficient to cover fixed charges in the six months ended June 30, 2009 and for each of the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively. Accordingly, the following table sets forth the deficiency of earnings to cover fixed charges for each of the foregoing periods. Because of the deficiency, ratio information is not applicable. Amounts shown are in thousands.

	Six Months Ended June 30, 2009	Years Ended December 31,
		2008	2007	2006	2005	2004
Earnings:
Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(17,144)	$(92,868)	$(4,951)	$(5,537)	$(7,605)	$(8,974)

For purposes of computing the deficiency of earnings to cover fixed charges, “earnings” consist of loss from operations before income taxes and fixed charges. “Fixed charges” consist of interest expense, capitalized interest, amortization of capitalized interest and the portion of operating lease expense that represents interest.

As of the date of this prospectus, we have no shares of preferred stock outstanding and have not declared or paid any preferred stock dividends for the periods set forth above. Accordingly, a ratio of earnings to fixed charges is being presented in lieu of a ratio of earnings to combined fixed charges and preferred stock dividends.

DESCRIPTION OF CAPITAL STOCK

The following description of the material terms of our capital stock is based on the provisions of our Fifth Amended and Restated Certificate of Incorporation, which we refer to in this prospectus as the “Certificate of Incorporation,” our Second Amended and Restated Bylaws, as amended, which we refer to in this prospectus as the “Bylaws,” and provisions of applicable law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete. The Certificate of Incorporation and Bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. For more information as to how you can obtain a current copy of our Certificate of Incorporation and Bylaws, see “Where You Can Find More Information.”

General

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock are undesignated. Our Board of Directors may establish the rights and preferences of the preferred stock from time to time. As of July 31, 2009, 22,097,352 shares of our common stock were outstanding and held of record by approximately 365 holders; and no shares of our preferred stock were issued or outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to receive ratably any dividends that may be declared by our Board of Directors out of funds legally available therefor. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption or sinking fund provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock that we may issue in the future.

Preferred Stock

Our Board of Directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. We have no current intention to issue any shares of preferred stock and as of the date of this prospectus no shares of preferred stock are issued and outstanding.

Our Certificate of Incorporation permits us to issue up to 15,000,000 shares of preferred stock from time to time. Subject to the provisions of the Certificate of Incorporation and limitations prescribed by law, our Board of Directors is authorized to adopt resolutions to issue shares of preferred stock in one or more series, establish the number of shares, change the number of shares constituting any series and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, dividend rates, terms of redemption, redemption prices, conversion rights and rates and liquidation preferences, which may be superior to those of common stock, in each case without any action or vote by our stockholders.

The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock or rank prior to the common stock as to dividend rights;

•	diluting the voting power of the common stock;

•	diluting the ownership of the common stock by being convertible into shares of common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders.

As a result of these or other factors, the issuance of preferred stock could discourage bids for the common stock or otherwise have an adverse impact on the market price of our common stock.

Certain Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law

General

The provisions of our Certificate of Incorporation, our Bylaws and Section 203 of the Delaware General Corporation Law described below could discourage potential acquisition proposals and could delay or prevent a change of control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our common stock and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Classified Board

Our Certificate of Incorporation provides that our Board of Directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board.

Written Consent of Stockholders

Our Certificate of Incorporation and Bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent. Elimination of actions by written consent of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholder’s meeting. However, we believe that the elimination of actions by written consent of the stockholders may deter hostile takeover attempts. Without the availability of actions by written consent of the stockholders, a holder controlling a majority of our capital stock would not be able to amend our Bylaws without holding a stockholders meeting. To hold such a meeting, the holder would have to obtain the consent of a majority of the Board of Directors, the Chairman of the Board or the Chief Executive Officer to call a stockholders’ meeting and satisfy the applicable notice provisions set forth in our Bylaws.

Amendment of the Bylaws

Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon its board of directors the power to adopt, amend or repeal its bylaws. Our Certificate of Incorporation and Bylaws grant our Board the power to alter, amend and repeal our Bylaws, or adopt new bylaws, on the affirmative vote of a majority of the directors then in office. Our stockholders may alter, amend or repeal our Bylaws, or adopt new bylaws, but only at any regular or special meeting of stockholders by an affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class.

Amendment of Certificate of Incorporation

Upon the affirmative vote of the holders of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class, stockholders may repeal or amend in any respect, or add any provision inconsistent with, the provisions of Article V (relating to directors), Article VI (relating to the amendment of our Bylaws), Article VII (relating to actions and meetings of stockholders), Article VIII (relating to indemnification and insurance) and Article IX (relating to the amendment of our Certificate of Incorporation) of our Certificate of Incorporation. The “supermajority” voting provisions may discourage or deter a person from attempting to obtain control of Comverge by making it more difficult to amend some provisions of our Certificate of Incorporation or for our stockholders to amend any provision of our Bylaws, whether to eliminate provisions that have anti-takeover effect or those that protect the interests of minority stockholders.

Special Meetings of Stockholders

Our Bylaws preclude the ability of our stockholders to call special meetings of stockholders or to require the Board of Directors or any officer to call such a meeting or to propose business at such a meeting. Our Bylaws provide that only a majority of our Board of Directors, the Chairman of the Board or the Chief Executive Officer can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder can not force stockholder consideration of a proposal over the opposition of the Board of Directors by calling a special meeting of stockholders prior to the time a majority of the Board of Directors, the Chairman of the Board or the Chief Executive Officer believes the matter should be considered or until the next annual meeting, provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

Limitation of Liability of Officers and Directors

Our Certificate of Incorporation provides that, to the fullest extent permitted under the General Corporation Law of the State of Delaware, which we refer to in this prospectus as the “DGCL,” no director or officer shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer. The effect of this provision is to eliminate our rights and the rights of our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director or officer for breach of fiduciary duty as a director or officer, as applicable, including breaches resulting from grossly negligent behavior.

Other Limitations on Stockholder Actions

Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. This provision may have the effect of precluding the conduct of certain business at a meeting if the proper notice is not provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. In addition, the ability of our stockholders to remove directors without cause is precluded.

Blank-Check Preferred Stock

Our Certificate of Incorporation contains provisions that permit our Board of Directors to issue, without any further vote or action by our stockholders, up to 15,000,000 shares of preferred stock in one or more series, as described above. As a result, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our common stockholders or otherwise be in their best interest.

Section 203 of the Delaware General Corporation Law

Section 203 of the DGCL provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including generally mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless one of the following conditions is satisfied:

•

prior to the date that the person became an interested stockholder, the transaction or business combination that resulted in the person becoming an interested stockholder is approved by our Board of Directors;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock; or

•

on or after the date that the person became an interested stockholder, the business combination is approved by our Board of Directors and by the holders of at least 66 2/3% of our outstanding voting stock, excluding voting stock owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who together with that person’s affiliates and associates owns, or within the previous three years did own, 15% or more of our voting stock.

Under some circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed under Section 203. Neither our Certificate of Incorporation nor our Bylaws exclude us from the restrictions imposed under Section 203.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Stock Exchange Listing

Our common stock is traded on The Nasdaq Global Market under the symbol “COMV”.

DESCRIPTION OF DEBT SECURITIES

The following is a general description of the debt securities that we may offer from time to time. The particular terms of the debt securities offered by us and the extent, if any, to which the general provisions described below may apply to those securities, will be described in the applicable prospectus supplement. As you read this section, please remember that the specific terms of a debt security as described in the applicable prospectus supplement will supplement and may modify or replace the general terms described in this section. If there are any differences between the applicable prospectus supplement and this prospectus, the applicable prospectus supplement will control. As a result, the statements we make in this section may not apply to the debt security you purchase.

The debt securities will be issued under an indenture to be entered into between us and a trustee to be named therein. We have summarized certain terms and provisions of the indenture. The summary is not complete. The form of the indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. You should read the indenture, including any amendments or supplements, carefully to fully understand the terms of the debt securities. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended, which we refer to in this prospectus as the Trust Indenture Act.

The indenture does not limit the amount of debt securities which we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. The prospectus supplement will describe the terms of any debt securities being offered, including:

•	classification of the debt securities as senior or subordinated debt securities;

•	ranking of the debt securities relative to other outstanding indebtedness;

•

if the debt securities are subordinated, the aggregate amount of outstanding indebtedness, as of a recent date, that is senior to the subordinated securities, and any limitation on the issuance of additional senior indebtedness;

•	the designation, aggregate principal amount and authorized denominations;

•	the maturity date;

•	the interest rate, if any, and the method for calculating the interest rate;

•	the interest payment dates and the record dates for the interest payments;

•	any mandatory or optional redemption terms or repayment, sinking fund or exchangeability or convertibility provisions;

•	the place where we will pay principal and interest;

•	if other than denominations of $1,000 or multiples of $1,000, the denominations the debt securities will be issued in;

•	whether the debt securities will be issued in the form of global securities or certificates;

•	the inapplicability of and additional provisions, if any, relating to the defeasance of the debt securities;

•	the currency or currencies, if other than the currency of the United States, in which principal and interest will be paid;

•	any material United States federal income tax consequences;

•	the amount or method of calculating any premium payable with respect to the debt securities and the dates on which such premium, if any, will be paid;

•	our right, if any, to defer payment of interest and the maximum length of this deferral period;

•	any listing on a securities exchange;

•	the initial public offering price; and

•	other specific terms, including any additional events of default or covenants.

Senior Debt

Senior debt securities will rank equally and pari passu with all other unsecured and unsubordinated debt of Comverge.

Subordinated Debt

Subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner set forth in the indenture, to all “senior indebtedness” of Comverge. The indenture defines “senior indebtedness” as all obligations or indebtedness of, or guaranteed or assumed by, Comverge, whether or not represented by bonds, debentures, notes or similar instruments, for borrowed money, and any amendments, renewals, extensions, modifications and refundings of any such obligations or indebtedness, unless in the instrument creating or evidencing any such obligation or indebtedness or pursuant to which such obligation or indebtedness is outstanding it is specifically stated, at or prior to the time Comverge becomes liable in respect thereof, that any such obligation or indebtedness or such amendment, renewal, extension, modification and refunding thereof is not senior indebtedness. Unless otherwise provided with respect to the debt securities of any series, “senior indebtedness” does not include (i) obligations or indebtedness of Comverge owed or owing to any of its subsidiaries or any officer, director or employee of Comverge or any of its subsidiaries, (ii) obligations or indebtedness to trade creditors (other than certain amounts payable to the trustee under the indenture), or (iii) any liability for taxes owed or owing by Comverge.

In general, the holders of all senior indebtedness are first entitled to receive payment of the full amount unpaid on senior indebtedness before the holders of any of the subordinated debt securities are entitled to receive any payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events. These events include:

•	any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings which concern us or a substantial part of our property;

•

a default having occurred for the payment of principal, premium, if any, or interest on or other monetary amounts due and payable on any senior indebtedness or any other default having occurred concerning any senior indebtedness which permits the holder or holders of any senior indebtedness to accelerate the maturity of any senior indebtedness, with notice or lapse of time, or both. Such a default must not have been cured or waived and must not have ceased to exist; or

•

the principal of, and accrued interest on, any series of the subordinated debt securities having been declared due and payable upon an event of default pursuant to the indenture. This declaration must not have been rescinded and annulled as provided in the indenture.

If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated in this prospectus by reference will set forth the approximate amount of senior indebtedness outstanding as of a recent date.

Events of Default

The term “Event of Default” with respect to the debt securities of any series is defined in the indenture as:

(1)	default in paying interest on the debt securities when it becomes due and the default continues for a period of 30 days or more;

(2)	default in paying principal of or premium, if any, on the debt securities when due;

(3)	default in the payment of any sinking or purchase fund or analogous obligation when the same becomes due, and such default continues for 30 days or more;

(4)	default in the performance, or breach, of any covenant in the indenture (other than defaults specified in clause (1), (2) or (3) above) and the default or breach continues for a period of 90 days or more after we receive written notice from the trustee or we and the trustee receive notice from the holders of at least a majority in aggregate principal amount of the outstanding debt securities of the series;

(5)	certain events of bankruptcy, insolvency, reorganization, administration or similar proceedings with respect to Comverge; or

(6)	any other Events of Default set forth in the prospectus supplement.

If an Event of Default (other than an Event of Default specified in clause (5) above) under the indenture occurs with respect to the debt securities of any series and is continuing, then the trustee or the holders of at least a majority in principal amount of the outstanding debt securities of that series may by written notice require us to repay immediately the entire principal amount of the outstanding debt securities of that series (or such lesser amount as may be provided in the terms of the securities), together with all accrued and unpaid interest.

If an Event of Default under the indenture specified in clause (5) above, then the entire principal amount of the outstanding debt securities (or such lesser amount as may be provided in the terms of the securities), together with all accrued and unpaid interest, will automatically become due and payable immediately without any declaration or other act on the part of the trustee or any holder.

After a declaration of acceleration, the holders of a majority in principal amount of outstanding debt securities of any series may rescind this accelerated payment requirement if all existing Events of Default, except for nonpayment of the principal of the debt securities of that series that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding debt securities of any series also have the right to waive past defaults, except a default in paying principal or interest on any outstanding debt security, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the debt securities of that series.

Holders of at least a majority in principal amount of the outstanding debt securities of a series may seek to institute a proceeding only after they have notified the trustee of a continuing Event of Default in writing and made a written request, and offered reasonable indemnity, to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request from holders of a majority in principal amount of the outstanding debt securities of that series. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of principal, interest or any premium on or after the due dates for such payment.

During the existence of an Event of Default, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent man would under the circumstances in the conduct of that person’s own affairs. If an Event of Default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity. Subject to certain provisions, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

The trustee will, within 90 days after any default occurs, give notice of the default to the holders of the debt securities of that series, unless the default was already cured or waived. Unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

Modification and Waiver

The indenture may be amended or modified without the consent of any holder of debt securities in order to:

•	evidence a succession to the trustee;

•	cure ambiguities or inconsistencies;

•	provide for the assumption of our obligations in the case of a merger or consolidation or transfer of all or substantially all of our assets;

•	make any change that would provide any additional rights or benefits to the holders of the debt securities of a series;

•	add guarantors with respect to the debt securities of any series;

•	secure the debt securities of a series;

•	establish the form or forms of debt securities of any series;

•	maintain the qualification of the indenture under the Trust Indenture Act; or

•	make any change that does not adversely affect in any material respect the interests of any holder.

Other amendments and modifications of the indenture or the debt securities issued may be made with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the amendment or modification. However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

•	reduce the principal amount, or extend the fixed maturity, of the debt securities;

•	alter or waive the redemption provisions of the debt securities;

•	change the currency in which principal, any premium or interest is paid;

•	reduce the percentage in principal amount outstanding of debt securities of any series which must consent to an amendment, supplement or waiver or consent to take any action;

•	impair the right to institute suit for the enforcement of any payment on the debt securities;

•	waive a payment default with respect to the debt securities;

•	reduce the interest rate or extend the time for payment of interest on the debt securities;

•	adversely affect the ranking of the debt securities of any series; or

•	release any guarantor from any of its obligations under its guarantee or the indenture, except in compliance with the terms of the indenture.

Covenants

Consolidation, Merger or Sale of Assets

The indenture provides that we may consolidate with or merge into, or convey or transfer all or substantially all of our assets to, any entity (including, without limitation, a limited partnership or a limited liability company); provided that:

•

we will be the surviving corporation or, if not, the successor will be a corporation that is organized and existing under the laws of any state of the United States of America or the District of Columbia and will expressly assume by a supplemental indenture our obligations under the indenture and the debt securities;

•

immediately after giving effect to such transaction, no event of default, and no default or other event which, after notice or lapse of time, or both, would become an event of default, will have happened and be continuing; and

•	we will have delivered to the trustee an opinion of counsel, stating that such consolidation, merger, conveyance or transfer complies with the indenture.

In the event of any such consolidation, merger, conveyance or transfer, any such successor will succeed to and be substituted for us as obligor on the debt securities with the same effect as if it had been named in the indenture as obligor.

Other

There are no other restrictive covenants contained in the indenture. The indenture does not contain any provision that will restrict us from entering into one or more additional indentures providing for the issuance of debt securities or warrants, or from incurring, assuming, or becoming liable with respect to any indebtedness or other obligation, whether secured or unsecured, or from paying dividends or making other distributions on our capital stock, or from purchasing or redeeming our capital stock. The indenture does not contain any financial ratios or specified levels of net worth or liquidity to which we must adhere. In addition, the indenture does not contain any provision that would require us to repurchase, redeem, or otherwise modify the terms of any of the debt securities upon a change in control or other event involving us that may adversely affect our creditworthiness or the value of the debt securities.

Satisfaction, Discharge and Covenant Defeasance

We may terminate our obligations under the indenture when:

•	either:

•	all debt securities of any series issued that have been authenticated and delivered have been delivered to the trustee for cancellation; or

•

all the debt securities of any series issued that have not been delivered to the trustee for cancellation have become due and payable, will become due and payable within one year, or are to be called for redemption within one year and we have made arrangements satisfactory to the trustee for the giving of notice of redemption by such trustee in our name and at our expense, and in each case, we have irrevocably deposited or caused to be deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on the series of debt securities to pay principal, interest and any premium; and

•	we have paid or caused to be paid all other sums then due and payable under the indenture; and

•

we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

We may elect to have our obligations under the indenture discharged with respect to the outstanding debt securities of any series, which we refer to in this prospectus as “legal defeasance.” Legal defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of such series under the indenture, except for:

•	the rights of holders of the debt securities to receive principal, interest and any premium when due;

•

our obligations with respect to the debt securities concerning issuing temporary debt securities, registration of transfer of debt securities, mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment for security payments held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee; and

•	the defeasance provisions of the indenture.

In addition, we may elect to have our obligations released with respect to certain covenants in the indenture, which we refer to in this prospectus as the “covenant defeasance.” Any omission to comply with these obligations will not constitute a default or an event of default with respect to the debt securities of any series. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy and insolvency events, described under “Events of Default” above will no longer constitute an event of default for that series.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding debt securities of any series:

•

we must irrevocably have deposited or caused to be deposited with the trustee as trust funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of the debt securities of a series:

•	money in an amount;

•

U.S. government obligations (or equivalent government obligations in the case of debt securities denominated in other than U.S. dollars or a specified currency) that will provide, not later than one day before the due date of any payment, money in an amount; or

•	a combination of money and U.S. government obligations (or equivalent government obligations, as applicable)

in each case sufficient, in the written opinion (with respect to U.S. or equivalent government obligations or a combination of money and U.S. or equivalent government obligations, as applicable) of a nationally recognized firm of independent public accountants to pay and discharge all of the principal (including mandatory sinking fund payments), interest and any premium on the debt securities when due;

•

in the case of legal defeasance, we have delivered to the trustee an opinion of counsel stating that, under then applicable federal income tax law, the holders of the debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same federal income tax as would be the case if the deposit, defeasance and discharge did not occur;

•

in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit and covenant defeasance to be effected and will be subject to the same federal income tax as would be the case if the deposit and covenant defeasance did not occur;

•

no event of default or default with respect to the outstanding debt securities of that series has occurred and is continuing at the time of such deposit after giving effect to the deposit or, in the case of legal defeasance, no default relating to bankruptcy or insolvency has occurred and is continuing at any time on or before the 91st day after the date of such deposit, it being understood that this condition is not deemed satisfied until after the 91st day;

•

the legal defeasance or covenant defeasance will not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act, assuming all debt securities of a series were in default within the meaning of such Act;

•	the legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party;

•

the legal defeasance or covenant defeasance will not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless the trust is registered under such Act or exempt from registration; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent with respect to the defeasance or covenant defeasance have been complied with.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies in which the price of such warrants will be payable;

•

the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

•	the price at which and the currency or currencies in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material United States federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities. The applicable prospectus supplement will describe:

•

the terms of the units and of the warrants, debt securities, preferred stock and common stock comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange or the units.

DESCRIPTION OF DEPOSITARY SHARES

The following description of depositary shares representing shares of our preferred stock sets forth certain general terms and provisions of deposit agreements, depositary shares and depositary receipts. The particular terms of the depositary shares and related agreements and receipts will be described in the prospectus supplement relating to those depositary shares. The description set forth below and in any prospectus supplement is not complete, and is subject to, and qualified in its entirety by reference to, the applicable deposit agreements, depositary shares and depositary receipts, which will be filed with the SEC at or before the issuance of any depositary shares. The specific terms of the depositary shares as described in the applicable prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this prospectus.

General

We may elect to have shares of our preferred stock represented by depositary shares. The shares of preferred stock of any series underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company we select. The prospectus supplement relating to a series of depositary shares will set forth the name and address of this preferred stock depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, proportionately, to all the rights, preferences and privileges of a share of a particular series of preferred stock represented by such depositary share (including dividend, voting, redemption, conversion, exchange and liquidation rights).

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement, each of which will represent the applicable interest in a number of shares of a particular series of the preferred stock described in the applicable prospectus supplement.

A holder of depositary shares will be entitled to receive the shares of preferred stock (but only in whole shares) underlying those depositary shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the whole number of shares of preferred stock to be withdrawn, the depositary will deliver to that holder at the same time a new depositary receipt for the excess number of depositary shares.

Dividends and Other Distributions

The preferred stock depositary will distribute all cash dividends or other cash distributions in respect of the preferred stock to the record holders of depositary receipts in proportion, insofar as possible, to the number of depositary shares owned by those holders.

If there is a distribution other than in cash in respect of the preferred stock, the preferred stock depositary will distribute property received by it to the record holders of depositary receipts in proportion, insofar as possible, to the number of depositary shares owned by those holders, unless the preferred stock depositary determines that it is not feasible to make such a distribution. In that case, the preferred stock depositary may, with our approval, adopt any method that it deems equitable and practicable to effect the distribution, including a public or private sale of the property and distribution of the net proceeds from the sale to the holders.

The amount distributed in any of the above cases will be reduced by any amount we or the preferred stock depositary are required to withhold on account of taxes.

Conversion and Exchange

If any shares of any series of preferred stock underlying the depositary shares are subject to provisions relating to their conversion or exchange as set forth in an applicable prospectus supplement, each record holder of depositary shares will have the right or obligation to convert or exchange those depositary shares pursuant to those provisions.

Redemption of Depositary Shares

Whenever we redeem a share of preferred stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same redemption date a proportionate number of depositary shares representing the shares of preferred stock that were redeemed. The redemption price per depositary share will be equal to the aggregate redemption price payable with respect to the number of shares of preferred stock underlying the depositary shares. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionately as we may determine.

After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary shares will cease, except the right to receive the redemption price.

Voting

Upon receipt of notice of any meeting at which the holders of the preferred stock underlying the depositary shares are entitled to vote, the preferred stock depositary will mail the information contained in the notice to the record holders of the depositary receipts. Each record holder of the depositary receipts on the record date (which will be the same date as the record date for the preferred stock) may then instruct the preferred stock depositary as to the exercise of the voting rights pertaining to the number of shares of preferred stock underlying that holder’s depositary shares. The preferred stock depositary will try to vote the number of shares of preferred stock underlying the depositary shares in accordance with the instructions, and we will agree to take all reasonable action which the preferred stock depositary deems necessary to enable the preferred stock depositary to do so. The preferred stock depositary will abstain from voting the shares of preferred stock to the extent that it does not receive specific written instructions from holders of depositary receipts representing the shares of preferred stock.

Record Date

Whenever:

•	any cash dividend or other cash distribution becomes payable, any distribution other than cash is made, or any rights, preferences or privileges are offered with respect to the preferred stock; or

•

the preferred stock depositary receives notice of any meeting at which holders of preferred stock are entitled to vote or of which holders of preferred stock are entitled to notice, or of the mandatory conversion of or any election by us to call for the redemption of any shares of preferred stock, the preferred stock depositary will in each instance fix a record date (which will be the same as the record date for the preferred stock) for the determination of the holders of depositary receipts:

•	who will be entitled to receive dividend, distribution, rights, preferences or privileges or the net proceeds of any sale; or

•

who will be entitled to give instructions for the exercise of voting rights at any such meeting or to receive notice of the meeting or the redemption or conversion, subject to the provisions of the deposit agreement.

Amendment and Termination of the Deposit Agreement

We and the preferred stock depositary may at any time agree to amend the form of depositary receipt and any provision of the deposit agreement. However, any amendment that materially and adversely alters the rights of holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the preferred stock depositary only if all outstanding shares have been redeemed or if a final distribution in respect of the underlying preferred stock has been made to the holders of the depositary shares in connection with the liquidation, dissolution or winding up of Comverge.

Charges of Preferred Stock Depositary

We will pay all charges of the preferred stock depositary including charges in connection with the initial deposit of the preferred stock, the initial issuance of the depositary receipts, the distribution of information to the holders of depositary receipts with respect to matters on which the preferred stock is entitled to vote, withdrawals of the preferred stock by the holders of depositary receipts or redemption or conversion of the preferred stock, except for taxes (including transfer taxes, if any) and other governmental charges and any other charges expressly provided in the deposit agreement to be at the expense of holders of depositary receipts or persons depositing preferred stock.

Miscellaneous

Neither we nor the preferred stock depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing any obligations under the deposit agreement. The obligations of the preferred stock depositary under the deposit agreement are limited to performing its duties under the agreement without negligence or bad faith. Our obligations under the deposit agreement are limited to performing our duties in good faith. Neither we nor the preferred stock depositary is obligated to prosecute or defend any legal proceeding in respect of any depositary shares or share of preferred stock unless satisfactory indemnity is furnished. We and the preferred stock depositary may rely on advice of or information from counsel, accountants or other persons that they believe to be competent and on documents that they believe to be genuine.

The preferred stock depositary may resign at any time or be removed by us, effective upon the acceptance by its successor of its appointment. If we have not appointed a successor preferred stock depositary and the successor depositary has not accepted its appointment within 60 days after the preferred stock depositary delivered a resignation notice to us, the preferred stock depositary may terminate the deposit agreement. See “Amendment and Termination of the Deposit Agreement” above.

FORMS OF SECURITIES

Each debt security, warrant, unit and depositary share will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants, units or depositary shares represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

Registered Global Securities

We may issue the registered debt securities, warrants, units and depositary shares in the form of one or more fully registered global securities that will be deposited with a depositary or its custodian identified in the applicable prospectus supplement and registered in the name of that depositary or its nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement, unit agreement or deposit agreement with respect to depositary shares. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement, unit agreement or deposit agreement with respect to depositary shares. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement, unit agreement or deposit agreement with respect to depositary shares. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement, unit agreement or deposit agreement with respect to depositary shares, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants, units or depositary shares, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Comverge, the trustee, the warrant agents, the unit agents, the preferred stock depositary or any other agent of Comverge, agent of the trustee or agent of the warrant agents, unit agents or preferred stock depositary will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent, preferred stock depositary or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

PLAN OF DISTRIBUTION

We and/or the selling stockholders may sell the offered securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers, including our affiliates, (3) through agents or (4) through a combination of any of these methods. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us or the selling stockholders;

•	the net proceeds to us or the selling stockholders from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If we and/or the selling stockholders use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If we and/or the selling stockholders use dealers in the sale of securities, we and/or the selling stockholders will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We and/or the selling stockholders may sell the securities directly. In that event, no underwriters or agents would be involved. We and/or the selling stockholders may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us and/or the selling stockholders to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We and/or the selling stockholders may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we and/or the selling stockholders may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us and/or the selling stockholders at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Remarketing

We and/or the selling stockholders may offer and sell any of the offered securities in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise by one or more remarketing firms acting as principals for their own accounts or as our and/or the selling stockholders’ agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to the remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act.

Derivative Transactions

We and/or the selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us and/or the selling stockholders or borrowed from us and/or the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us and/or the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third parties in these sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement.

General Information

We and/or the selling stockholders may have agreements with the remarketing firms, agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Such firms, agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us and/or the selling stockholders in the ordinary course of their businesses.

Each series of offered securities, other than the common stock, which is listed on The Nasdaq Global Market, will have no established trading market. We may elect to list any series of offered securities on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of offered securities. However, they will not be obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market for any of our offered securities will develop.

LEGAL MATTERS

Baker Botts L.L.P., Austin, Texas, is passing upon certain legal matters for us in connection with the securities described in this prospectus. Any underwriters will be advised about legal matters relating to any offering by their own legal counsel, which will be named in the related prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

Comverge, Inc.

$10,200,000

Common Stock

PROSPECTUS SUPPLEMENT

December 1, 2011